UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934



                          LASERLOCK TECHNOLOGIES, INC.
              -----------------------------------------------------
             (Exact name of Registrant as specified in its charter)


             NEVADA                                   23-3023677
 -------------------------------------    -------------------------------------
   (State or other jurisdiction of                    (IRS  Employer
   Incorporation  or  Organization)                Identification  No.)


                      837 Lindy Lane, Bala Cynwyd, PA 19004
          ------------------------------------------------------------
                    (Address of Principal Executive offices)


Issuer's  Telephone  Number:   (610) 909 - 1000
                               -----------------


        Securities to be registered pursuant to section 12(b) of the Act:
        -----------------------------------------------------------------

                                      None

        Securities to be registered pursuant to section 12(g) of the Act:
        -----------------------------------------------------------------

                         Common Stock, $0.001 par value
                                (Title of Class)

DOCUMENTS  INCORPORATED  BY  REFERENCE:  See  the Exhibit Index attached hereto.

                               TABLE OF CONTENTS


PART  I                                                                     Page

Item  1.     Description  of  Business                                         4

Item  2.     Management's Discussion and Analysis or Plan of
             Operation                                                        15

Item  3.     Description  of  Property                                        16

Item  4.     Security Ownership of Certain Beneficial Owners
             and  Management                                                  17

Item  5.     Directors,  Executive  Officers, Promoters and
             Control  Persons                                                 17

Item  6.     Executive  Compensation                                          18

Item  7.     Certain Relationships and Related Transactions                   18

Item  8.     Description  of  Securities                                      19





PART  II


Item  1.     Market Price for Common  Equity  and  Other Shareholder Matters  20

Item  2.     Legal Proceedings                                                20

Item  3.     Changes  in  and  Disagreements  with  Accountants               21

Item  4.     Recent  Sales  of  Unregistered  Securities                      21

Item  5.     Indemnification  of  Directors  and  Officers                    22




PART  F/S    Financial  Statements                                            23


PART  III

Item  1.     Index  to  Exhibits

     This Registration Statement contains forward-looking statements which involve risks and uncertainties. When used in this Registration Statement, the words "believes," "anticipates," "expects" and other such similar expressions are intended to identify such forward-looking statements. Actual results of the Company (as defined below) may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Item 1. - Description of Business - Risk Factors." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     An investment in LaserLock Technologies, Inc. (the "Company") is highly speculative and involves a high degree of risk. Prospective investors should consider the risk factors involved in an investment in the Company, including the following: (a) the Company is a development stage company with limited operating history, (b) the Company has not generated a profit, (c) there is intense competition in the industry in which the Company operates and (d) the uncertainty of future funding. Prospective investors should carefully read each section of this registration statement which contain these and other risk factors.

PART  I.
--------

ITEM  1.     DESCRIPTION  OF  BUSINESS

ORGANIZATION  AND  CHARTER


     LaserLock Technologies, Inc., Inc., (the "Company") was formed under the laws of Nevada on November 10, 1999 to develop technologies which will both allow for easy product and document authentication and prevent product and document counterfeiting. The initial amount of authorized capital was $50,000 consisting of 40,000,000 shares of Common Stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. A copy of the Company's initial Articles of Incorporation is attached hereto and is incorporated by reference. See Part III, Item 1.

     LaserLock Technologies, Inc., Inc. recently filed a Form 15(c)211 with the National Association of Securities Dealers (NASD) to allow its Common Stock to trade on the OTC Pink Sheets. If and when the NASD approves the Company's Form 15(c)211, then the Company's Common Stock will began trading on the Pink Sheets under an as of yet undetermined trading symbol. It is the Company's intention to apply to trade on the OTC Bulletin Board once the Company is fully reporting under The Securities Exchange Act of 1934 and any comments by the United States Securities and Exchange Commission on this Form 10-Sb have been satisfied.

     At inception, the Company issued 7,600,000 shares of its common stock. Commencing in April of 2000, the Company sold 5,449,999 shares in an offering done pursuant to Rule 504 as promulgated under Regulation D of the Securities Act of 1934, as amended. In July of 2000 the Company issued options to purchase 1,135,000 shares of the Company's common stock, and made stock grants of 240,000. In October of 2000, the Company entered into a new employment contract with its President, and pursuant to the new employment contract it has granted him options to purchase a total 500,000 shares of it's common stock, 250,000 shares at $0.17 per share, and 250,000 shares at $0.35 per share.

BUSINESS OF THE COMPANY

Background

     LaserLock Technologies, Inc. was organized to utilize a technology developed by its founder, Norman A. Gardner, which allows for non-intrusive document and product authentication that can reduce losses caused by fraudulent document reproduction and by product counterfeiting and/or diversion. The Company's technology involves the utilization of an ink activating system which is completely compatible with currently used printing systems, and the Company believes it can be incorporated into existing manufacturing processes.

     The Company intends to be involved in the business of product and document authentication and security. It plans to develop and market a variety of products -- proprietary technology which is invisible until viewed under the light of a special activator which activates the ink momentarily for the purpose of identifying counterfeit or diverted products. Sales are intended to be made either through licensees or directly to end-users.

Anti-Counterfeiting and Anti-Diversion Technologies and Products

     Recent developments in copying and printing technologies have made it even easier to counterfeit a wide variety of documents. Currency, lottery tickets, gift certificates, event and transportation tickets, casino fraud, travelers' checks and the like are all susceptible to counterfeiting, and the Company believes that losses from such counterfeiting have increased substantially with improvements in technology. Counterfeiting has long caused losses to manufacturers of brand name products, and the Company believes these losses have also increased as the counterfeiting of labeling and packaging has become easier.

     The Company's document authentication technologies are useful to businesses desiring to authenticate a wide variety of printed materials and products. These include a technology with the ability to print invisibly in specific areas of a document which can then be activated or revealed by use of an inexpensive laser light when authentication is required. This is intended to be substantially different than pen systems currently in the marketplace because it will not result in a permanent mark on the merchandise which generally leads to the disposal of the merchandise or its sale as a "second" rather than best quality goods.

     Other possible variations of the Company's technology involve multiple color responses from a common laser, visible marks of one color that turn another color with the laser or visible and invisible marks that turn into a multicolored image. These technologies provide users with the ability to authenticate products and detect counterfeit documents. Applications include the authentication of documents having intrinsic value, such as currency, checks, travelers' checks, gift certificates and event tickets, and the authentication of product labeling and packaging. When applied to product labels and packaging, such technologies can be used to detect counterfeit products whose labels and packaging would not contain the authenticating marks invisibly printed on the packaging or labels of the legitimate product, as well as to combat product diversion (i.e., the sale of legitimate products through unauthorized distribution channels or in unauthorized markets).

     The Company believes that its technology could also be used in a manner which permits manufacturers and distributors to track the movement of products from production to ultimate consumption when coupled with proprietary software.

     The Company intends to initially focus on the widespread problem of counterfeiting in the apparel industry. The product would be incorporated into traditional labels which are then sewn into a garment. This is accomplished during the regular manufacturing process. The label can be viewed with the laser to reveal the authenticity of the garment. This covert authenticating technology is also intended to be marketed to manufacturers of compact discs to identify CD's produced by that manufacturer. The Company believes that this technology can provide CD manufacturers and publishers with a tool to combat the significant losses sustained as a result of illegal pirating and counterfeiting of data, music and video discs.

Marketing

     The marketing approach of the Company is to have sufficient flexibility in its products and technologies so as to provide cost-effective solutions to a wide variety of counterfeiting, diversion and copier fraud problems. As a technology company, the Company intends to generate revenues primarily by collecting license fees from market-specific manufacturers who incorporate the Company's technologies into their manufacturing process and their products. The Company also intends to license its technologies directly to end users.

     The Company has identified a number of major markets for its technologies and products, including security printers, manufacturers of labels and packaging materials and distributors of brand name products. Within each market, key potential users have been identified. Within North America, sales are intended to be effected via direct selling by company personnel to create end user demand and selling through licensee sales forces with support from company personnel. The Company has determined that technical sales support by its personnel will be of great importance to increasing its licensees' sales of products incorporating the Company's technologies and, therefore, plans to be very committed to providing such support.

     As continued improvements in color copier and desktop publishing technology make counterfeiting and fraud opportunities less expensive and the internet makes these products more available, the Company intends to maintain an interactive product development and enhancement program with the combined efforts of marketing, applications engineering and research and development. The Company's objective is to concentrate its efforts on developing market-ready products with the most beneficial ratios of market potential to development time and cost.


Manufacturing

     The Company does not have manufacturing facilities. The Company intends to subcontract the manufacture of its technology to third party manufacturers. Applications of the Company's technology are expected to be effected mainly through printing and coating. The inks are to be custom manufactured by the Company. Because some of the processes that the Company intends to use in its applications are based on relatively common manufacturing technologies, there appears to be no technical or economic reason for the Company to invest capital in its own manufacturing facilities at this stage.

     The Company intends to establish a quality control program that includes laboratory analysis of developed technologies. The Company intends to include as part of this quality control program the placement of specially trained technicians on site at third party production facilities to monitor the manufacturing process, when or if warranted.


Regulation

The Company is not currently aware of any regulations affecting its products; however, the Company's technology is dependant upon an ink based product. Therefore, it is possible that the Company's products will be subject to environmental regulations in the future.

Patents

     The Company has acquired the rights to a patent application in the United States via its employment contract with its President, Norman A. Gardner. Patent applications for the Company's technology (including improvements in the technology) are intended to be filed in numerous other jurisdictions where commercial usage is foreseen, including countries in Europe, Asia, the Pacific Rim, and Canada. There can be no assurance, however, that such protection will be obtained.

     When a new product or process is developed, the developer may seek to preserve for itself the economic benefit of the product or process by applying for a patent in each jurisdiction in which the product or process is likely to be exploited. Generally, for a patent to be granted, the product or process must be new and be inventively different from what has been previously patented or otherwise known anywhere in the world. Patents generally have a duration of 17 years from the date of grant or 20 years from the date of application depending on the jurisdiction concerned, after which time any person is free to exploit the product or process covered by a patent. A person who is the owner of a patent has, within the jurisdiction in which the patent is granted, the exclusive right to exploit the patent either directly or through licensees, and is entitled to prevent any person from infringing on the patent.

     The granting of a patent does not prevent a third party from seeking a judicial determination that the patent is invalid. Such challenges to the validity of a patent are not uncommon and are occasionally successful. There can be no assurance that a challenge will not be filed to one or more of the Company's patents , if granted, and that, if filed, such challenge(s) will not be successful.

     In the United States and Canada, the details of the product or process which is sought to be patented are not publicly disclosed until a patent is granted. However, in some other countries, patent applications are automatically published at a specified time after filing.


Research and Development

     The Company has been involved in research and development since its inception, and intends to continue its research and development activities in three areas. First, the Company plans to continue to refine its present product. Second, the Company plans to seek to expand its technology into new areas of implementation. Third, the Company plans to develop unique customer applications. The Company intends, upon successful completion of this offering, to hire several technicians and/or chemists.

     The Company plans to spend between $50,000 and $60,000 in R&D over the next twelve months.


Product Development

     The Company has not yet made any sales of its products. The Company has completed development and has working prototypes of both its inks and laser detector.

     The Company has also developed what it believes to be a proprietary trade secret enabling it to offer its clients the ability to change the combination lock on the system to prevent any breach of security by counterfeiters. Management believes that the Company is the only company offering such a protection to its product line.

     The Company does not have manufacturing facilities. The Company has determined that it would not be cost-effective to have its own manufacturing facilities and it intends to subcontract the manufacture of its inks and detection devices to third party manufacturers. Applications of the Company's technology are expected to be effected mainly through printing and coating. The inks are to be custom manufactured by the Company. Because some of the processes that the Company intends to use in its applications are based on relatively common manufacturing technologies, there appears to be no technical or economic reason for the Company to invest capital in its own manufacturing facilities at this stage.

     The Company intends to establish a quality control program that entails laboratory analysis of developed technologies. The Company intends to include as part of this quality control program the placement of specially trained Company technicians on site at third party production facilities to monitor the manufacturing process, where warranted.

Description of the Industry

     Recent developments in copying and printing technologies have made it ever easier to counterfeit a wide variety of documents. Lottery tickets, gift certificates, event and transportation tickets, travelers' checks and the like are all susceptible to counterfeiting, and the Company believes that losses from such counterfeiting have increased substantially with improvements in technology. Counterfeiting has long caused losses to manufacturers of brand name products, and the Company believes these losses have also increased as the counterfeiting of labeling and packaging has become easier.

     The Company's document authentication technologies are useful to businesses desiring to authenticate a wide variety of printed materials and products. These include a technology with the ability to print invisibly on certain areas of a document which can be activated or revealed by use of a special laser light when authentication is required. This is intended to be different than pen systems currently in the marketplace because it will not result in a permanent mark on the merchandise, which generally leads to the disposal of the merchandise or its sale as a "second" rather than best quality goods.

     Other possible variations of the Company's technology involve multiple color responses from a common laser, visible marks of one color that turn another color with the laser or visible and invisible marks that turn into a multicolored image. These technologies provide users with the ability to authenticate documents and detect counterfeit documents. Applications include the authentication of documents having intrinsic value, such as checks, travelers' checks, gift certificates and event tickets, and the authentication of product labeling and packaging. When applied to product labels and packaging, such technologies can be used to detect counterfeit products whose labels and packaging would not contain the authenticating marks invisibly printed on the packaging or labels of the legitimate product, as well as to combat product diversion (i.e., the sale of legitimate products through unauthorized distribution channels or in unauthorized markets).

     The Company believes that the technology could also be used in a manner permiting manufacturers and distributors to track the movement of products from production to ultimate consumption when coupled with proprietary software.

     The Company intends to focus initially on the widespread problem of counterfeiting in the apparel industry. The product would be used to print a reactive label which is then sewn into a garment. The label can be viewed with the laser to reveal the authenticity of the garment. This covert authenticating technology is also intended to be marketed to manufacturers of compact discs to identify CD's produced by that manufacturer. The Company believes that this technology can provide CD manufacturers and publishers a tool with which to combat the significant losses sustained as a result of illegal pirating and counterfeiting of data, music and video discs.


Competition

     In the area of document and product authentication and serialization, the Company is aware of other technologies, both covert and overt surface-marking techniques, requiring decoding elements or analytical methods to reveal the relevant information. These technologies are offered by other companies for the same anti-counterfeiting and anti-diversion purposes the Company markets its covert technologies. These include, among others, biological DNA codes, microtaggants, thermochronic, UV and infrared inks, as well as encryption, 2D symbology and laser engraving. The Company is aware of at least twenty companies which will be competing with it in these markets. The Company believes that it has proprietary technologies which provide a unique and cost-effective solution to the problem of counterfeiting and grey marketing. The Company is aware of a limited number of competitors which are attempting different approaches to the same problems which the Company's products address.

     Other indirect competitors are marketing products utilizing the hologram and copy void technologies. The hologram, which has been incorporated into credit cards to foil counterfeiting, is considerably more costly than the Company's technology. Copy void is a security device which has been developed to indicate whether a document has been photocopied.

     The Company has limited resources, and there can be no assurance that businesses with greater resources than the Company will not enter the market and compete with the Company.

Marketing Strategy

     The marketing approach of the Company is to have sufficient flexibility in its products and technologies so as to provide cost-effective solutions to a wide variety of counterfeiting, diversion and copier fraud problems. As a technology company, the Company intends to generate revenues primarily by collecting license fees from market-specific manufacturers who incorporate the Company's technologies into their manufacturing processes and their products. The Company will also license its technologies directly to end users.

     The Company has identified a number of major markets for its technologies and products, including security printers, manufacturers of labels and packaging materials, distributors of brand name products and manufacturers of products sold to casinos. Within each market, key potential users have been identified. Within North America, sales are intended to be effected via direct selling by company personnel to create end user demand and selling through licensee sales forces with support from company personnel. The Company has determined that technical sales supported by its personnel will be of great importance to increasing its licensees' sales of products incorporating the Company's technologies and, therefore, plans to be very committed to providing such support.

     As continued improvements in color copier and desktop publishing technology make counterfeiting and fraud opportunities less expensive and the internet makes these products more readily available, the Company intends to maintain an interactive product development and enhancement program with the combined efforts of marketing, applications engineering and research and development. The Company's objective is to concentrate its efforts on developing market-ready products with the most beneficial ratios of market potential to development time and cost.

     The Company intends to utilize the extensive contacts of its President, Norman A. Gardner, in the counterfeit prevention and detection industries to effectuate initial sales.


Employees

     The Company currently has a one year employment contract in place with its President, Norman A. Gardner, for $75,000 per annum, which commenced January 1, 2000. On October 1, 2000, the Company entered into a new four year employment agreement with Mr. Gardner wich will commence on January 1, 2001. Mr. Gardner's compensation will be $90,000 per year under this new contract. In addition to base salary the Company will from time to time pay Mr. Gardner incentive bonuses and reasonable expenses incurred in connection with the performance of his duties. Throughout the term of this employment agreement, the Company will furnish Mr. Gardner with an automobile and automobile expenses and will reimburse travel on Company business as well as reimburse Employees for the expenses incurred in connection with the Company's operation. In addition other Employees shall be entitled to health, life, accident or disability insurance plans, any profit sharing or retirement plans and stock option plans the Company makes available.

Outside Sales Agents / Independent Contractors

     The Company has consulting contracts with nine outside sales agents and independent contractors who are being compensated via cash, stock options, stock grants, and for the sales agents, commissions on sales to various customers of the Company. The Company's outside sales agents and independent contractors will also receive payment for certain expenses.

RISK FACTORS


                 STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Company desires to take advantage of certain "Safe Harbor" provisions of the Reform Act and is including this special note to enable the Company to do so. This document contains forward-looking statements that reflect the views of the Company's management with respect to future events and financial performance. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors include, but are not limited to, the words "anticipates", "believes", "estimates'', "expects", "plans", "projects", "targets", and similar expressions that identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date the statement was made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Absence of Trading Market

     No public market presently exists for any securities of the Company. There is no assurance that any market will develop. The sale of the Shares offered by this Memorandum are not being registered under the U.S. Securities Act of 1933, as amended, (the "1933 Act") or under state securities laws. Instead, the Shares are being offered in reliance upon an exemption from the registration requirements of the 1933 Act pursuant to Regulation D and Rule 504 thereof, and in reliance upon certain exemptions from the applicable securities laws of the pertinent state of residence of each offeree. Although the Company believes that such securities may be transferred by purchasers without subsequent registration under the federal law requirements of the 1933 Act, applicable state securities laws must be complied with, and registration under state laws may be required for a transfer of Shares unless an exemption from such registration is available. The Company is under no obligation to register any of the securities under the 1933 Act or any state securities laws. The Company intends to apply for trading on the National Quotation Bureau "Pink Sheets" market.

Penny Stock Rules.

     The Company believes its Common Stock will be subject to the Penny Stock Rules promulgated under the Securities Exchange Act of 1934 due to its price being less than $5.00 per share. If the Company were to meet the requirements to exempt its securities from application of the Penny Stock Rules, there can be no assurance that such price will be maintained if a market develops and thus the Penny Stock Rules may come into effect.

     These rules regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

     In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's securities. While the Company's Common Stock remains subject to the Penny Stock Rules, investors may find it more difficult to sell such securities.

Need for  Subsequent  Funding;  No Assurance of Future Offering

     In order to finance expansion of our business operations, to attempt to patent our technologies, and to implement our business plans, we may need to raise more capital. Our ability to continue in business and effectively implement its plans may depend upon its ability to raise additional funds. There is no assurance that additional funding, if required, will be obtainable in amounts or on terms favorable or acceptable to the Company. The capital resources required to develop each new product are significant. The Company believes combined cash on hand and cash generated from future operations, will provide the Company with the financing required to conduct its business at least through the second calendar quarter of 2001, but there is no guarantee that the Company is correct, or that it will be able to raise additional capital, if required..


Lack of Dividends

     We have not paid any cash dividends since our inception and do not intend to pay dividends in the foreseeable future. We intend to retain all earnings, if any, for use in our business operations.


Risks Associated With Our Being A New Business.

     Our operations are subject to all of the risks inherent in a new business enterprise. We currently have no revenue, no operating history, and no salable product. We are subject to the same types of risks that many new business face - like shortages of cash, under-capitalization, and expenses of new product development. We do not anticipate positive cash flow on a monthly basis until early 2001 at the earliest, and even then we cannot give assurances that we will be operating at break-even levels at that time or in the future. Various problems, expenses, complications and delays may be encountered in connection with our development both in terms of our products and our business. Future growth beyond present capacity will require significant expenditures for expansion, marketing, research and development. These expenses must either be paid out of the proceeds of this or future offerings or out of our generated revenues and profits, if any. The availability of funds from either of these sources cannot be assured.


General Risks Of The Counterfeit Prevention Industry

     The industry in which we intend to compete is subject to the traditional risks faced by any business of adverse changes in general economic conditions, the availability and expense of liability insurance, and adverse changes in local markets. However, we will also be subject to industry specific risks such as counterfeiters learning how to circumvent new and existing technologies; evolving consumer preference and health-related concerns; federal, state and local chemical processing controls; consumer product liability claims; risks of product tampering.


Competition In Our Industry

     In the area of document security and product authentication and serialization, we are aware of other companies and other technologies, both covert and overt surface marking techniques, which require decoding elements or analytical methods to reveal the relevant information. These technologies are offered by other companies for the same anti-counterfeiting and anti-diversion purposes to which we plan to market our technologies.

     Other competitors are marketing products utilizing the hologram and copy void technologies. The hologram, which has been incorporated into credit cards to foil counterfeiting, is considerably more costly than our technology. Copy void is a security device which has been developed to indicate whether a document has been photocopied.

     It is anticipated that a significant number of companies of varying sizes, which may ultimately include divisions or subsidiaries of larger companies, will be vying for the same market segment as we are. A number of these competitors may have substantially greater financial and other resources available to them. There can be no assurance that we can compete successfully with such other companies. Competitive pressures or other factors could cause us to lose market share if it develops at all, or result in significant price erosion, either of which would have a material adverse effect on our results of operations.

Governmental Regulation Of Our Fields

     Our operations may be subject to varying degrees of federal, state or local laws and regulations. Operations such as those we intend to conduct may be subject to federal, state and local laws and regulations controlling the development of technologies related to privacy protection, to the protection of the environment from materials that we may use in our inks, and advanced algorithm formulations or encryption tactics that we may develope. Any of these regulations may have a materially adverse effect upon our operations.


Technology Staffing And Labor Costs

     We  anticipate  that  staffing  and labor costs will  represent  one of our largest expenses. We will compete with other copy security prevention technologies in attracting and retaining qualified or skilled personnel. A shortage of trained personnel or general economic inflationary pressures may require us to enhance our wage and benefits package in order to compete with other employers. There can be no assurance that our labor costs will be sustainable. Our failure to attract and retain qualified employees to control our labor costs or to match increases in our labor expenses with corresponding increases in revenues could have a material adverse effect on the business.


Rapidly Changing Market.

     We believe that the market for our products is rapidly changing with evolving industry standards. Our future success will depend in part upon our ability to enhance our existing products and services and to introduce new products and features to meet changing customer requirements and emerging industry standards. There can be no assurance that we will successfully complete the development of future products or that our current or future products will achieve market acceptance. Any delay or failure of these products to achieve market acceptance would adversely affect our business. In addition, there can be no assurance that products or technologies developed by others will not render our products or technologies non-competitive or obsolete.


Patents; Intellectual Property

     Pursuant to an employment agreement with our president, Norman A. Gardner, we have received all rights in a patent applied for in the United States. There can be no assurance that this patent, or any other patents which we may apply for in the future, will be granted. Until such time as a patent is issued, we will not have the right to bring a patent infringement action against a third party who makes a product or uses a process identical or similar to a product or process based on our technology. Even if patents were granted, there is no assurance that such patents would not be attacked by third parties or that, if any such attack were made, it would not be successful. The costs involved in defending a patent or prosecuting a patent infringement action could be substantial. At present we do not have the resources to pursue such an action.

     We plan to rely on confidentiality, non-analysis and licensing agreements to establish and protect our rights in any proprietary technologies. While we intend to actively protect these rights, our technologies could possibly be compromised through reverse engineering or other means. There can be no assurance that we will be able to protect the basis of our technologies from discovery by unauthorized third parties, thus adversely affecting our customer and licensee relationships.


Prior Relationships Of Our President.

     Norman  A.  Gardner,  our  President,  founded  Nocopi  Technologies,  Inc.
('NoCopi'), and served as its President and Chief Executive Officer from October, 1985, until October, 1997, and as its Chairman of the Board under a Memorandum of Agreement until March, 1998. Mr. Gardner then served until September 27, 1999, as a senior advisor to Nocopi under an Amendment to the Memorandum of Agreement.

     We view Nocopi as one of our competitors in our marketplace in that the we plan to develop and sell technology to prospects and clients that we believe is completely different from, but competitive with, that sold by Nocopi to the same or similar prospects and clients. The Agreement with Nocopi does not impose a post-termination restrictive covenant upon Mr. Gardner, and Mr. Gardner has assured us that he has not and will not, divulge, furnish, or make accessible to anyone any confidences or secrets of Nocopi in violation of the Agreement.

Possible Rule 144 Shares

     A majority of the shares of Common Stock presently outstanding (7,600,000 shares, or 71.70%) were issued on the date of the company's inception or later and are considered "restricted securities". If, and only if, a public market develops, they may be publicly resold in compliance with Rule 144 adopted under the Securities Act of 1933, as amended. Rule 144 provides, in part, that after holding restricted securities for a period of one (1) year non-affiliated shareholders (affiliates include officers, directors, and ten percent or greater shareholders) may sell, during any three months, in a brokerage transaction, or to a market maker, an amount equal to the greater of one percent (1%) of the Company's outstanding Common Stock, or the average weekly trading volume, if any, in the Common Stock during four calendar weeks preceding the filing of a Form 144 relating to such sale. After two (2) years non-affiliated shareholders (who have been non-affiliates for at least three months) may sell an unlimited amount of the Company's outstanding Common Stock. Rule 144 also provides that after holding restricted securities for a period of two (2) years, affiliates of the company may sell every third month in a brokerage transaction, or to a market maker, an amount equal to the greater of one percent (1%) of the Company's outstanding Common Stock, or the average weekly trading volume, if any, in the Common Stock during four calendar weeks preceding the filing of a Form 144 relating to such sale. Such sales, if made under certain circumstances, would depress the market price and render difficult the sale of the Company's securities purchased hereunder. Certain of the outstanding shares will be eligible for sale pursuant to Rule 144 in November, 2000.


Dependence on Key Personnel

     We will be dependent on our current management for the foreseeable future. The loss of the services of any member of these persons would have a material adverse effect on our operations and prospects. Our success will be dependent to a substantial degree on our President, Norman A. Gardner, and other key management personnel. Mr. Gardner's continued involvement is particularly critical to us. In the event Mr. Gardner were unavailable, it would have a material adverse effect on our operations. At this time, we have one employment agreement - an agreement with Mr. Norman A. Gardner, our President and Secretary. We have not obtained "key man" insurance policies on Mr. Gardner. The expansion of our business will be largely contingent on our ability to attract and retain a highly qualified management team. There is no assurance that we can find suitable management personnel or that we will have the financial resources to attract or retain such people if found.


Indemnification

     The Company's By-Laws include provisions that indemnify any director or officer made a party to any action, suit or proceeding for negligence or misconduct in the performance of his duties made in good faith, by reason of the fact that s/he is or was a director, officer or employee of the Company against reasonable expense including legal fees, actually or necessarily incurred by him/her in connection with the defense of such action, suit or proceedings or in connection with any appeal therein.


Dependence Upon Third Parties.

     We intend to pursue a policy of licensing our technologies for incorporation into products made and distributed by third parties. Although we plan to negotiate guaranteed minimum royalties in our licensing arrangements, our revenues will be substantially dependent on the sale of products incorporating our technologies by third parties. We intend to provide technical marketing support to our licensees. However, the successful marketing of such products and, therefore, our revenues and operating income, depend substantially on the marketing efforts of such third parties, over which we will have little, if any, control.


Technical Obsolescence.

     The value of our technology and any products derived from our technology could be substantially reduced as new or modified techniques for combating document and product counterfeiting and product diversion are developed and become widely accepted. We can't guarantee that future technological developments will not result in the obsolescence of our technologies.


Dependence Upon Marketing.

     While we believe that our products hold unsatisfied market demand, our ability to generate sales will depend upon developing and implementing a marketing strategy. There can be no assurance that we can successfully develop, promote and maintain an active market for our products.

Management Of Growth.

     If we is successful in increasing demand for our products, of which there can be no assurance, our growth could create certain additional risks. Rapid growth can be expected to place a substantial burden on our management resources and financial controls. Our ability to manage growth effectively will require us to continue to implement and refine our operational, financial and information management systems and to train, motivate and manage our employees. Our ability to attract and retain qualified personnel will have a significant effect on our ability to establish and maintain our position in our various markets, and our failure to manage our growth effectively could have material adverse effects on our results of operations.


Risks Associated With  The Company's Ability To Continue As A Going Concern.

     The Company has no operating history, nor sales, has incurred operating losses since inception and requires additional capital to continue its operations and to implement its business plans. Although the Company intends to raise money, implement sales, and become profitable, if the Company fails to achieve any one of these goals, then it is unlikely that the Company will be successful, and very likely that the Company will become insolvent or otherwise forced to close its doors. If this occurs, it will have a material adverse affect on the Company and any results of operations.


Lack Of Diversification.

     The Company's proposed operations, even if successful, will in all likelihood result in the Company's engaging in a business which is concentrated in only one industry. Consequently, the Company's activities will be limited to the anti-counterfeiting industry. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and, therefore, increase the risks associated with the Company's operations.

Item  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION

     The following discussion and analysis should be read in conjunction with LaserLock's financial statements and the Notes thereto contained elsewhere in this registration statement. This registration statement contains forward-looking statements that involve risks and uncertainties. LaserLock's actual results may differ significantly from the result discussed in the forward looking statements. Factors that might cause such a difference are discussed in "Risk Factors."

Overview

     LaserLock has applied for patents for its technology for laser activated ink technologies which may be used as part of an anti-counterfeiting protection process. We believe that our laser and ink combination products are ready for commercial production and we have been soliciting orders for our products although we have not yet entered into any contracts.

     From its inception in 1999, LaserLock has been engaged primarily in activities devoted towards obtaining the patent rights to the technology, general business operations, research and development, negotiating licenses and agreements with potential customers, creating a sales and management infrastructiure by hiring consultants and independent contractors , and obtaining financing. There have been no revenues from sales to date.

Results of Operations

     It is difficult for LaserLock to forecast its revenue or earnings accurately. We believe that period-to-period comparisons of our operating results may not be meaningful.

            As a result of our extremely limited operating history, we do not have historical financial data for a significant number of periods on which to base planned operating expenses. Our expense levels are based upon our expectations concerning future revenue. Thus, quarterly revenue and results of operation are difficult to project.

Liquidity and Capital Resources

     LaserLock has incurred negative cash flows from operation since its inception. We expect to continue to expend substantial sums to create inventory and to begin marketing and sales.

     Our future capital requirements and the adequacy of available funds will depend on numerous factors, including the successful commercialization of our existing products, the cost of contract manufacturing, cost of filing, prosecuting, defending and enforcing current and any future patent claims and other intellectual property rights, competing technological and market developments, and the development of strategic alliances for the development and marketing of our products. In the event LaserLock's plans change or its assumptions change or prove to be inaccurate or the funds available prove to be insufficient to fund operations at the planned level (due to further unanticipated expenses, delays, problems or otherwise), LaserLock could be required to obtain additional funds through equity or debt financing, strategic alliances with corporate partners and others, or through other sources in order to bring its products through to commercialization. The terms and prices of any equity or debt financing may be significantly more favorable than those of the shares sold in the offering. LaserLock does not have any material committed sources of additional financing, and there can be no assurance that additional funding, if necessary, will be available on acceptable terms, if at all. If adequate funds are not available, we may be required to further delay, scale-back, or eliminate certain aspects of our operations or attempt to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates, products, or potential markets. If adequate funds are not available, LaserLock's business, financial condition, and results of operations will be materially and adversely affected.

     The actual research and development and related activities of LaserLock may vary significantly from current plans depending on numerous factors, including changes in the costs of such activities from current estimates, the results of LaserLock's research and development programs, the results of clinical studies, the timing of regulatory submissions, technological advances, determinations as to commercial potential and the status of competitive products. The focus and direction of LaserLock's operations will also be dependent upon the establishment of collaborative arrangements with other companies, and other factors.

     Until required for operations, LaserLock's policy is to invest its cash reserves in bank deposits, certificates of deposit, commercial paper, corporate
notes,  U.S.   government   instruments  or  other   investment-grade   quality
instruments.

     There can be no assurance that LaserLock will be able to commercialize its technologies, or that profitability will ever be achieved. LaserLock expects that its operating results will fluctuate significantly from quarter to quarter in the future and will depend on a number of factors, most of which are outside LaserLock's control.



Item  3.  DESCRIPTION  OF  PROPERTY

     The Company's offices are presently located in 1000 sq. ft. of office space in the home of its president, Norman A. Gardner, at 837 Lindy Lane, Bala Cynwyd, PA 19004. The Company pays no rent for the use of this space.

     The Company has been assigned the rights to a patent application submitted by its President, Norman A. Gardner. The Company believes that the granting of its patent application will enhance the Company's successful competition in the market place, but that even if not granted, the Company will be able to compete effectively in the market place by utilizing non-competition and confidentiality terms in contracts it will enter into with any employees, and non-disclosure and non-analysis agreements given to every potential supplier and customer of the Company.

Item  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

     The following table sets forth certain information known to the Company regarding the beneficial ownership of Common Stock as of June 30, 2000, by (i) each Director of the Company, (ii) each executive officer of the Company, (iii) all directors and executive officers as a group, and (iv) each person known to the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock.


                                     Shares Beneficially Owned
                                     -------------------------
                                                   Percentage
Directors and Executive Officers      Shares Held   Owned (1)
- --------------------------------      -----------   ---------
Norman Gardner                           4,278,000    32.25%
President
837 Lindy Lane
Bala Cynwyd, PA 19004

Michael J. Prevot                        100,000      0.75%
419 Buena Vista Ave.
San Mateo, CA 94403

Directors and Officers as a Group         4,378,000   34.00%

(1) Percentage of ownership is based on 13,289,999 shares of Common Stock issued and outstanding as of September 30, 2000.

Item  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

     The Board of Directors of the Company is comprised of only one class of director. Each director is elected to hold office until the next annual meeting of shareholders and until his successor has been elected and qualified. Officers are elected annually by the Board of Directors and hold office until successors are duly elected and qualified. The following is a brief account of the business experience of each director and executive officer of the Company.

     The position(s) held by each Officer and Director of the Company are shown on the following table. Each Director was elected in November, 1999, and will serve for one year or until the next annual meeting of the Company's Shareholders and until a successor is elected and has qualified.

                          Age           Position
Norman A. Gardner         58            President, Secretary, and Director
Michael J. Prevot         45            Vice- President of Sales
                                        and Marketing, Director


NORMAN A. GARDNER

     Norman A. Gardner has been the President of the Company since inception. From 1974 to 1985 Mr. Gardner served as President of Polymark Management, Ltd., a Canadian public relations firm. In 1982, Mr. Gardner founded Nocopi Technologies, Inc. of West Conshohocken, PA, a publicly traded company. He served as President and Chief Executive Officer of Nocopi from 1985 until 1997, and as Chairman of its board until March, 1998. Mr. Gardner received his B.A. in English from McGill University in 1963.

MICHAEL J. PREVOT

Michael Prevot has been the Vice-President of Sales of the Company since inception. From 1985 to 1999, Mr. Prevot has served as President of Vista Security Papers, a San Francisco based company which sells security products. Mr. Prevot studied business at the College of San Mateo in 1974-1975, and at Skyline College in 1975-1976.

Item  6.  EXECUTIVE  COMPENSATION

     The following table sets forth the compensation paid during the period ended December 31, 1999, to the Company's Chief Executive Officer and each of the Company's officers and directors. No person received compensation equal to or exceeding $100,000 during 1999.




                                         Annual  Compensation               Awards             Payouts
                                   ------------------------------  -------------------------  ---------
                                                           Other                                            All
                                                           Annual   Restricted    Securities               Other
                                                          compen-      Stock      Underlying     LTIP     Compen-
                                                           sation    Award(s)    Options/SAR   Payouts    sation
Name and Principal Position  Year  Salary ($)  Bonus ($)    ($)         ($)          (#)          ($)        ($)
- ----------                   ----  ----------  ---------  -------  -----------  ------------  ---------  --------
Norman Gardner(1)
President,                   2000  62,500(3)       -0-     13,000(3)    -0-             -0-      -0-         -0-
Director                     1999      -0-         -0-         -0-      -0-             -0-      -0-         -0-

Michael Prevot
Vice President of Marketing, 2000      -0-         -0-         -0-      -0-             -0-      -0-         -0-
Director                     1999      -0-         -0-         -0-      -0-             -0-      -0-         -0-


---------------------------------------------

1. On October 1, 2000 the Company entered into a new employment agreement with its President, Norman Gardner, which provides compensation of $90,000 annually, commencing January 1, 2001, and the grant of 500,000 options to purchase the Company's common stock, 250,000 shares at $0.17 per share, and 250,000 shares at $0.35 per share.

2.   Company car, insurance, repairs and expenses.

3.   Computed as funds expended as of the date of this filing.

Item  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

TRANSACTIONS  WITH  MANAGEMENT  AND  OTHERS

     There have been no material transactions, series of similar transactions, or currently proposed transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's Common Stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

CERTAIN  BUSINESS  RELATIONSHIPS

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's Common Stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item  8.  DESCRIPTION  OF  SECURITIES

     The Company's authorized capital consists of 40,000,000 shares of common stock, $0.001 par value per share, of which 13,289,999 are issued and outstanding, and 10,000,000 shares of preferred stock, $0.001 par value per share, of which no shares have been issued. Each holder of record of Common Stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting is not authorized by the Articles of Incorporation.

     Holders of outstanding Common Stock are entitled to those dividends declared by the Board of Directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive ratably the net assets of the Company available to the shareholders. Holders of outstanding Common Stock have no preemptive, conversion or redemptive rights. To the extent that additional shares of Common Stock are issued, the relative interests of the then existing shareholders may be diluted.


TRANSFER  AGENT

     The Company uses Interwest Transfer Co., Inc. whose mailing address is 1981
E. Murray Holladay Rd., P.O.B. 17136, Salt Lake City, UT 84117 to act as its transfer agent for its Common Stock. The Company plans to act as transfer agent for all of its other securities, if and when issued.


INTEREST  OF  NAMED  EXPERTS  AND  COUNSEL

     The financial statements of the Company as of and for the period ended December 31, 1999, included in this Registration Statement, have been audited by Smart & Associates, LLP, as indicated in their report with respect thereto and are included herein in reliance upon authority of said firm as experts in accounting and auditing.

     Jay Hait, Esq., special securities counsel to the Company, is the holder of 100,000 shares of the Company's common stock, and has options to purchase an additional 30,000 shares for $0.17 per share, and an additional 100,000 shares for $0.35 per share.

PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market  for  Common  Stock

     The Company's Common Stock is not currently quoted. Currently, there are 13,289,999 shares of the Company's common stock issued and outstanding, which are held by 69 shareholders. Additionally there are options held by 13 consultants and other independent contractors to purchase a total of 1,135,000 shares of the Company's common stock. The Company does not have any plans at this time to offer more of its common shares for sale. In November 2000, 3,222,000 shares of the Company's common stock will become eligible to be sold pursuant to Rule 144 of the Securities Act.

Dividends

     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain all available funds and any future earnings of its business for use in the operation of its business and does not anticipate paying any cash dividends in the foreseeable future. The declaration, payment and amount of future dividends, if any, will depend upon the future earnings, results of operations, financial position and capital requirements of the Company, among other factors, and will be at the sole discretion of the Board of Directors.


Item  2.  LEGAL  PROCEEDINGS

     The are no material legal proceedings pending or, to the Company's knowledge, threatened against the Company.

Item  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

     There have been no changes in, and no disagreements with, the Company's independent accountants.

Item  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES

     At inception in November of 1999, the Company issued 7,600,000 common shares to its founders in reliance upon section 4(2) of the Securities Act of 1933 in exchange for assets and services valued at $$62,700.

     From April, 2000, to September 2000, the Company issued a total of 5,449,999 shares of its common stock at $0.17 per share, for a total consideration of $926,500, in an offering done pursuant to Rule 504 as promulgated under Regulation D of the Securities Act of 1933, and registered in the State of New Jersey. No commission was paid on these sales.

     From July, 2000, to September, 2000 the Company issued 240,000 shares of Common Stock to non-employee consultants, for services valued at $36,550, pursuant to Rule 701 promulgated under Section 3(b) of the Securities Act of 1933. The Company relied on the following facts in determining that Rule 701 was available: (a) the shares were issued pursuant to a written agreement between the consultants and the Company, (b) the consultants rendered bonafide services not in connection with the offer or sale of securities in capital raising transactions, (c) the shares were issued pursuant to a written contract relating to the issuance of shares paid as compensation for services rendered, and (d) the amount of shares offered and sold in reliance on Rule 701 did not exceed
$500,000 and all securities sold in the last 12 months have not exceeded $5,000,000.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     The Company's Bylaws, grants indemnification to the Company's officers and directors, present and former, for expenses incurred by them in connection with any proceeding that they are involved in by reason of their being or having been an officer or director of the Company. The person being indemnified must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company.

     Insofar as indemnification for liability arising under the Securities Act may be permitted to directors or officers the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director or officer of the Company in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the securities being registered, the Company will, unless in the opinion of its legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   PART F/S

FINANCIAL STATEMENTS.



                          LASERLOCK TECHNOLOGIES, INC.
                          (A Development Stage Company)

                            Financial Statements and
                          Independent Auditors' Report

                       December 31, 1999 and June 30, 2000

                          LASERLOCK TECHNOLOGIES, INC.
                          (A Development Stage Company)
                                Table of Contents
                       December 31, 1999 and June 30, 2000
                                   ----------




                                                             Pages



Independent Auditors' Report                                 1

Financial Statements:

         Balance Sheets                                      2

         Statements of Operations                            3

         Statements of Changes in Stockholders' Equity       4

         Statements of Cash Flows                            5

Notes to Financial Statements                                6-10

                          Independent Auditors' Report


To the Board of Directors of
LaserLock Technologies, Inc.
 (A Development Stage Company)


We have audited the accompanying balance sheet of LaserLock Technologies, Inc. (a development stage Company) as of December 31, 1999, and the related statements of operations, changes in stockholders' equity and cash flows for the period November 10, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaserLock Technologies, Inc. (a development stage Company) as of December 31, 1999, and the results of its operations and its cash flows for the period November 10, 1999 (date of inception) to December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company's losses from development stage activities raise substantial doubt about its ability to continue as a going concern. Management's actions in regard to this matter are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Smart & Associates, LLP
Philadelphia, Pennsylvania

January 6, 2000, except for Notes 2, 5, 7 and 8
  of which the date is November 3, 2000



                          LASERLOCK TECHNOLOGIES, INC.
                        (A Development Stage Corporation)
                                 Balance Sheets
                       December 31, 1999 and June 30, 2000
                                    ---------

                                                                                                                     June 30,
                                                                                            December 31,               2000
                                                                                                1999                (unaudited)
                                                                                         ------------------     ------------------

      ASSETS

Current assets:
   Cash                                                                                  $          55,230      $         555,182
   Prepaid expenses                                                                                  3,500                  7,924
                                                                                         ------------------     ------------------

               Total assets                                                              $          58,730      $         563,106
                                                                                         ==================     ==================


                                   LIABILITIES

Current liabilities:
   Accounts payable and accrued expenses and total liabilities                           $           6,000      $          18,786
                                                                                         ------------------     ------------------

Commitments                                                                                              -                      -


                              STOCKHOLDERS' EQUITY

Preferred stock, $.001 par value; 10,000,000 shares authorized,
   no shares issued and outstanding                                                                      -                      -

Common stock, $.001 par value, 40,000,000 shares
   authorized, 7,600,000 shares and 11,234,705 (unaudited)
   issued and outstanding                                                                            7,600                 11,235

Additional paid-in capital                                                                          99,243                697,173

Deficit accumulated during the development stage                                                  (54,113)              (164,088)
                                                                                         ------------------     ------------------


                 Total stockholders' equity                                                         52,730                544,320
                                                                                         ------------------     ------------------

                 Total liabilities and stockholders' equity                              $          58,730      $         563,106
                                                                                         ==================     ==================





   The accompanying notes are an integral part of these financial statements.

                                       2


                          LASERLOCK TECHNOLOGIES, INC.
                        (A Development Stage Corporation)
                            Statements of Operations
   For the period November 10, 1999 (date of inception) to Decermber 31, 1999, the six months ended June 30, 2000
      and the period November 10, 1999 (date of inception) to June 30, 2000


                                                                                                      (Unaudited)
                                                                                      ----------------------------------------------
                                                                    November 10,                                 November 10,
                                                                   1999 (date of           Six months            1999 (date of
                                                                   inception) to              ended              inception) to
                                                                  December 31, 1999       June 30, 2000           June 30, 2000
                                                              ---------------------    --------------------    ----------------


Revenues                                                      $                  -     $                 -     $             -
                                                              ---------------------    --------------------    ----------------
Expenses:

   Officer payroll                                                               -                  37,500              37,500

   Payroll taxes                                                                 -                   2,925               2,925

   Consulting services                                                           -                   8,700               8,700

   Materials                                                                 3,443                  26,686              30,129

   Office supplies                                                           4,593                   6,550              11,143

   Organization costs                                                       37,045                       -              37,045

   Research and development                                                      -                  10,282              10,282

   Telephone                                                                 1,221                   4,160               5,381

   Travel                                                                    7,811                  19,742              27,553
                                                              ---------------------    --------------------    ----------------

        Total expenses                                                      54,113                 116,545             170,658
                                                              ---------------------    --------------------    ----------------

Operating loss                                                            (54,113)               (116,545)           (170,658)

        Interest income                                                          -                   6,570               6,570
                                                              ---------------------    --------------------    ----------------


   Net loss                                                   $           (54,113)     $         (109,975)     $     (164,088)

Basic weighted average common shares
   outstanding                                                          6,273,654               8,778,283
                                                              =====================    ====================    ================

Basic net loss per common share                               $            (0.009)     $           (0.013)
                                                              =====================    ====================    ================





   The accompanying notes are an integral part of these financial statements.

                                       3


                          LASERLOCK TECHNOLOGIES, INC.
                          (A Development Stage Company)
                         Changes in Stockholders' Equity
   For the period November 10, 1999 (date of inception) to December 31, 1999, the six months ended June 30, 2000 and the period November 10, 1999
                      (date of inception) to June 30, 2000
                                   ----------



                                                                                                             Deficit
                                                               Common Stock                               accumulated
                                                         ---------------------------       Additional      during the
                                                              Number                        Paid-In        development
                                                             of Shares      Amount          Capital           stage         Total
                                                         -------------   ------------    -------------    -------------   ----------
Issuance of 4,278,000 shares on November 10, 1999
    (at $.005 per share)                                 $  4,278,000     $    4,278      $    16,595      $        -      $ 20,873

Issuance of 1,232,000 shares of common stock in exchange
    for services rendered on November 10, 1999
     (at $.03 per share)                                    1,232,000          1,232           35,728                -       36,960

Issuance of 2,090,000 shares of common stock
    on December 13, 1999 (at $.17 per share)                2,090,000          2,090           60,610                -       62,700

Stock issuance costs                                                -              -         (13,690)                -     (13,690)

Net loss                                                            -              -                -         (54,113)     (54,113)
                                                         -------------   ------------    -------------    -------------   ----------

Balance December 31, 1999                                   7,600,000          7,600           99,243         (54,113)       52,730

Issuance of 3,634,705 shares of common stock
    on May 3, 2000 (at $.17 per share) (unaudited)          3,634,705          3,635          614,265                -      617,900

Stock issuance costs (unaudited)                                    -                        (16,335)                -     (16,335)

Net loss (unaudited)                                                -              -                -        (109,975)    (109,975)
                                                         -------------   ------------    -------------    -------------   ----------

Balance, June 30, 2000 (unaudited)                         11,234,705    $    11,235      $   697,173      $ (164,088)    $ 544,320
                                                         =============   ============    =============    =============   ==========


   The accompanying notes are an integral part of these financial statements.

                                        4


                          LASERLOCK TECHNOLOGIES, INC.
                        (A Development Stage Corporation)
                            Statements of Cash Flows
   For the period November 10, 1999 (date of inception) to December 31, 1999, the six months ended June 30, 2000 and the period November 10,
                   1999 (date of inception) to June 30, 2000
                                   -----------

                                                                                      (Unaudited)
                                                                              ----------------------------------
                                                             November 10,                    November 10,
                                                             1999 (date of    Six months    1999 (date of
                                                             inception) to       ended       inception) to
                                                               December        June 30,     June 30, 2000
                                                               31, 1999          2000
                                                              ------------   -----------    -------------

Cash flows from operating activities:
   Net loss                                                   $  (54,113)    $  (109,975)     $(164,088)
   Adjustments to reconcile net loss to net cash
     used in operating activities:
        Stock issued in exchange for services                      36,960             -           36,960
        Changes in assets and liabilities
          (Increase) in prepaid expenses                          (3,500)       (4,424)          (7,924)
          Increase in accounts payable                              6,000        12,786           18,786
                                                              ------------   -----------    -------------

            Net cash used in operating activities                (14,653)     (101,613)        (116,266)
                                                              ------------   -----------    -------------

Cash flows from financing activities:
        Proceeds from issuance of common stock                     83,573       617,900          701,473
        Stock issuance costs                                     (13,690)      (16,335)         (30,025)
                                                              ------------   -----------    -------------

            Net cash provided by financing activities              69,883       601,565          671,448
                                                              ------------   -----------    -------------

Net increase in cash                                               55,230       499,952          555,182

Cash at beginning of period                                             -        55,230                -
                                                              ------------   -----------    -------------

Cash at end of period                                         $    55,230    $  555,182     $    555,182
                                                              ============   ===========    =============


   The accompanying notes are an integral part of these financial statements.

                                       5



                          LASERLOCK TECHNOLOGIES, INC.
                         (A Development Stage Company)
                          Note to Financial Statements
                      December 31, 1999 and June 30, 2000


1.       Nature of Activities and Summary of Significant Accounting Policies:

                  Nature of Activities:

                  The Company is a development stage enterprise incorporated in the state of Nevada on November 10, 1999. Since inception, substantially all of the efforts of the Company have been devoted to developing technologies for the prevention of product and document counterfeiting. The Company is in the development stage of raising capital, financial planning, establishing sources of supply, and acquiring property, plant and equipment. The Company anticipates establishing markets for its technologies in North America and Europe.

                  Use of Estimates:

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                  Interim Financial Data (unaudited):

                  The unaudited financial information as of and for the six months ended June 30, 2000 and for the period November 10, 1999 (date of inception) through June 30, 2000 has been prepared on the same basis as the audited financial statements and, in the opinion of the Company's management, reflects all adjustments necessary for a fair presentation of the financial position and the results of operations for such interim periods in accordance with generally accepted accounting principles. The results of operations for the interim periods are not necessarily indicative of results for the full year.

                  Cash Concentration:

                  The Company maintains its cash balances in a financial institution located in Bryn Mawr, Pennsylvania. Balances up to $100,000 are insured by the FDIC.

                          LASERLOCK TECHNOLOGIES, INC.
                          (A Development Stage Company)
                    Notes to Financial Statements, continued
                       December 31, 1999 and June 30, 2000
                                   -----------


1.       Nature of Activities and Summary of Significant
         Accounting Policies, continued:

                  Revenue Recognition

                  The  Company   will   recognize   revenue  from  the  sale  of
                  counterfeiting prevention technology and related licensing fees as earned.

                  Net Loss Per Share

                  The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). Basic net loss per share is computed on the weighted average number of shares of common stock outstanding during each period. Diluted net loss per share is not presented as the Company has reported a loss from operations for the year ended December 31, 1999.

                  Income Taxes

                  Federal income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the bases of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future income taxes.

                  For state income tax purposes, the Company is domiciled in Nevada, which does not tax the income of such companies. Accordingly, no provision for state income taxes is included in the accompanying financial statements.

                  Stock-Based Compensation:

                  The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which allows an entity to use a fair value-based method for valuing stock-based compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the statement permits entities to elect accounting for employee stock options and similar instruments under Accounting Principles Board Opinion ("APB") 25, "Accounting for Stock Issued to Employees" and its related interpretations using the intrinsic value method. Entities that elect to account for stock options using APB 25 are required to make pro forma disclosures of net income, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

                  Stock issued to non-employees for services rendered is based on the fair value of (1) the service or (2) the Company's stock, whatever is more readily determinable at the time of issue.

1.       Nature of Activities and Summary of Significant
         Accounting Policies, continued:

                  Start-Up and Organization Costs:

                  In accordance with AICPA Statement of Position 98-5 "Reporting on the Costs of Start-up Activities", the costs of start-up activities and organization costs are expensed as incurred.

                  Research and Development Costs:

                  Research and development costs are expensed when incurred.

2.      Realization of Assets:

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred losses from activities during the development stage. This condition raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        As part of its development stage activities, the Company sold approximately 2.1 million shares to private investors in December 1999 providing net proceeds of approximately $63,000. Additionally, subsequent to December 31, 1999, management raised approximately $926,500 of capital by selling approximately 5.45 million shares of its common stock pursuant to Rule 504 of Regulation D of the Securities Act of 1933. Management believes the Company can meet all of its obligations as they become due and continue as a going concern.

3.       Income Taxes:

         At December 31, 1999, the Company had a net operating loss ("NOL") that approximated $54,100. Consequently, the Company had NOL carryforwards available for federal income tax purposes, which expire in 2014, and no provision has been made for federal income taxes in the accompanying financial statements.

         The following table reconciles the US statutory rate to the Company's effective rate:

          US statutory rate                           34%
          Creation of valuation allowance
                   For NOL carryforwards             (34)
                                                   ---------

          Effective tax rate                           -%

         The primary components of the Company's 1999 deferred tax assets and the related valuation allowance are as follows:


                  Gross deferred tax asset for NOL carryforwards   $18,400
                  Valuation allowance for NOL carryforwards        (18,400)
                                                                   ---------
         Net deferred income tax asset                               $   -
                                                                     ======


         Management has determined that the realization of the NOL benefits is not assured and has created a valuation allowance for the entire amount of such benefits.

4.       Capital Stock Issued for Services

         In 1999, the Company issued 1,232,000 shares of common stock to non-employee consultants for consulting services rendered. The value of the common stock, based on the selling price of the stock at the date of issuance, was $36,960, which has been included in organization costs.

5.       Stock Option Plan:

          During 1999, the Board of Directors (the "Board") of the Company adopted, with the approval of stockholders, a Stock Option Plan. In 2000, the Board superseded that plan and created a new Stock Option Plan (the "Plan"), pursuant to which it is authorized to grant options to purchase up to 1.5 million shares of common stock to the Company's key employees, officers, directors, consultants, and other agents and advisors. The Plan is intended to permit stock options granted to employees under the Plan to qualify as incentive stock options under
          Section 422 of the Internal Revenue Code of 1986, as amended ("Incentive Stock Options"). All options granted under the plan which are not intended to qualify as Incentive Stock Options are deemed to be non-qualified ("Non-Statutory Stock Options").

          The Plan will be administered by a committee of the Board of Directors ("Stock Option Committee") which will determine the persons to whom awards will be granted, the number of awards to be granted and the specific terms of each grant, including the vesting thereof, subject to the provisions of the Plan.

          In connection with Incentive stock options, the exercise price of each option may not be less than 100% of the fair market value of the common stock on the date of grant (or 110% of the fair market value in the case of a grantee holding more than 10% of the outstanding stock of the Company). The aggregate fair market value (determined at the time of grant) of stock for which an employee may exercise Incentive Stock Options under all plans of the Company shall not exceed $1O0,000 per calendar year. If any employee shall have the right to exercise any Options in excess of $100,000 during any calendar year, the options in excess of $100,000 shall be deemed to be Non-Statutory Stock Options. The Stock Option Committee will determine the rights and terms of all Non-Statutory Options, including price, duration, transferability, and limitations on exercise.

6.       Fair Value of Financial Instruments:

         The Company's financial instruments include cash and accounts payable for which the carrying amount approximates fair value due to the short maturity of the instruments.

7.       Related Party Transactions:

          Effective January 1, 2000, the Company entered into a one year employment agreement with its President, providing for an annual salary of $75,000. In October, 2000, the Company entered into a new four-year employment agreement with its President, effective January 1, 2001. The agreement provides for annual compensation of $90,000 and payment of certain fringe benefits, including use of an automobile. Additionally, the agreement provides for the issuance of non-statutory options (not covered by the Stock Option Plan discussed in Note 5) to purchase 250,000 shares of common stock at $0.17 per shares and 250,000 shares of at $0.17 per shares and

         During 1999, the Company paid approximately $10,000 to one of its stockholders for legal services rendered in connection with issuance of the Company's common stock. The amount has been included as a reduction of additional paid-in capital.

8.       Commitments:

         In June 2000, the Company entered into commission agreements with two of its sales representatives. Under the terms of the contracts, expiring on December 30, 2001, the representatives are entitled to commissions based on certain percentages of sales, as defined in the agreements which may be renewed annually. However, the commission from sales will be paid over 4-year terms at defined percentages.

         The Company entered into a consulting agreement with one of its minority stockholders to manage the Company's sales force effective June 2000. The contract, which expires in May 2001, provides for monthly payments of $5,000.

9.        Subsequent Events:

          Subsequent to June 30, 2000, the Company issued 240,000 shares of its common stock, and stock options for the purchase of 1,135,000 shares of common stock in exchange for certain consulting services provided by non-employee consultants. The value of the common stock will be based on the fair market value of the services or the selling price of the stock at the date of issuance, whichever is more readily determinable. The value of the options will be determined in accordance with the provisions of SAFS No. 123.

                                  PART IV

ITEM 1.  EXHIBIT INDEX.


Exhibit
Number      Description
-------     -----------
2.1      Articles  of  Incorporation
2.2      By-laws
3.1      Incentive Stock Option Plan and Form of Option
3.2      Form of Option Given to Outside Consultants in Exchange for Services
6.1      Employment Agreement with Norman Gardner
10.1     Consent of Accountant
27.1     Financial Data Schedule

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                                        LaserLock Technologies, Inc.
                                        (Registrant)



Date:  November 9, 2000               By: /S/Norman Gardner
                                            Norman Gardner
                                            President

     In accordance with the requirements of the Securities Exchange Act of 1934, this Disclosure Statement has been signed by the following persons in the capacities and on the dates stated.



Signature                          Title                   Date



                            President  and          November 9, 2000
 /S/Norman Gardner------      a  Director
Norman Gardner


                            Director                November 9, 2000
/S/Michael Prevot-------
Michael Prevot

EX-2.1
ARTICLES OF INCORPORATION

 FILED C28190-99           ARTICLES OF INCORPORATION
 NOV 10 1999                          OF
                          LASERLOCK TECHNOLOGIES, INC.


     I, the person hereinafter named as incorporator, for the purpose of associating to establish a corporation, under the provisions and subject to the requirements of Title 7, Chapter 78 of Nevada Revised Statutes, and the acts amendatory thereof, and hereinafter sometimes referred to as The General Corporation Law of the State of Nevada, do hereby adopt and make the following Articles of Incorporation.

FIRST: The name of the corporation (hereinafter called the Corporation) is LaserLock Technologies, Inc.

SECOND: The name of the Corporation's residnt agent in the State of Nevada is CSC Services of Nevada, Inc. and the street address of the said resident agent where process may be served on the Corporation is 502 East John St., Carson City, 89706. The mailing address and the street address of the said resident agent are identical.

THIRD: The number of shares the Corporation is authorized to issue is Fifty Million (50,000,000), of which Forty Million (40,000,000) are to be Common shares and Ten Million (10,000,000) are to be Preferred shares, all of which have a par value of $0.001 each.

FOURTH: The governing board of the Corporation shall be styled as a "Board of Directors", and any member of said Board shall be styled as a "Director." The number of members constituting the first Board of Directors of the Corporation is one; and the name and the post office box or street address, either residence or business , of said member is as follows:

NAME                ADDRESS
-----------------   ------------------------------
Norman Gardner      529 Righters Mill Road
                    Penn Valley, PA 19072


     The number of directors of the Corporation may be increased or decreased in the manner provided in the Bylaws of the Corporation provided, that the number of directors shall be less than one. In the interim between elections of directors by stockholders entitled to vote, all vacancies, including vacancies caused by an increase in the number of directors and including vacancies resulting from the removal of directors by the stockholders entitled to vote which are not filled by said stockholders, may be filled by the remaining directors, though less than a quorum.

FIFTH: The name and the post office box or street address, either residenc or business, of the incorporator signing these Artcles of incorporation are as follows:


NAME                ADDRESS
-----------------   ------------------------------
Sara M. Weisser     Schneider Harrison Segal & Lewis LLP
                    1600 Market Street, Suite 3600
                    Philadelphia, PA  19103

SIXTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented.

SEVENTH: The Corporation shall, to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Law from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Law, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

EIGHTH: The Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

     IN WITNESS WHEREOF, I do hereby execute these Articles of Incorporation on the 9th day of November, 1999.


/s/Sara M. Weisser
------------------
Sara M. Weisser, Incorporator

EX-2.2


                                     BYLAWS

                                       OF

                               LASERLOCK TECHNOLOGIES

                                    ARTICLE I

                                     OFFICES

     The principal office of the Corporation in the State of Nevada shall be located at 837 Lindy Lane, Bala Cynwyd Pennsylvania. The Corporation may have such other offices, either within or without the State of Nevada, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

                                   ARTICLE II

                                  SHAREHOLDERS

SECTION 1. Annual Meeting. The annual meeting of the shareholders shall be held on the first day in the month of July in each year, beginning with the year 2001, at the hour of one o'clock p.m., for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next business day. If the election of Directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as soon as conveniently may be.

SECTION 2. Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President or by the Board of Directors, and shall be called by the President at the request of the holders of not less than fifty percent (50%) of all the outstanding shares of the Corporation entitled to vote at the meeting.

SECTION 3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Nevada, unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State of Nevada, unless otherwise prescribed by statute, as the place for the holding of such meeting. If no designation is made, the place of the meeting will be the principal office of the Corporation.

SECTION 4. Notice of Meeting. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall unless otherwise prescribed by statute, be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his/her address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

SECTION 5. Closing of Transfer Books or Fixing of Record. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period, but not to exceed in any case fifty (50) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty
(50) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

SECTION 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make a complete list of the shareholders entitled to vote at each meeting of shareholders or at any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. Such list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

SECTION 7. Quorum. A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

SECTION 8. Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder by his/her duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting.

SECTION 9. Voting of Shares. Each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

SECTION 10. Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the Bylaws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and the shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Shares of its own stock belonging to the Corporation shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

SECTION 11. Informal Action by Shareholders. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.


                                   ARTCLE III

                               BOARD OF DIRECTORS

SECTION 1. General Powers. The Board of Directors shall be responsible for the control and management of the affairs, property and interests of the Corporation and may exercise all powers of the Corporation, except as are in the Articles of Incorporation or by statute expressly conferred upon or reserved to the shareholders.

SECTION 2. Number, Tenure and Qualifications. The number of directors of the Corporation shall be fixed by the Board of Directors, but in no event shall be less than one (1). Each director shall hold office until the next annual meeting of shareholders and until his/her successor shall have been elected and qualified.

SECTION 3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without notice other than such resolution.

SECTION 4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place for holding any special meeting of the Board of Directors called by them.

SECTION 5. Notice. Notice of any special meeting shall be given at least one (1) day previous thereto by written notice delivered personally or mailed to each director at his business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the notice be given to the telegraph company. Any directors may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 6. Quorum. A majority of the number of directors fixed by Section 2 of this Article shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION 7. Telephonic Meeting. A meeting of the Board of Directors may be had by means of a telephone conference or similar communications equipment by which all persons participating in the meeting can hear each other, and the participation in a meeting under such circumstances shall constitute presence at the meeting.

SECTION 8. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 9. Action Without a Meeting. Any action that may be taken by the Board of Directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed before such action by all of the directors.

SECTION 10. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors, unless otherwise provided by law. A director elected to fill a vacancy shall be elected for the unexpired term of his/her predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the Board of Directors for a term of office continuing only until the next election of directors by the shareholders.

SECTION 11. Resignation. Any director may resign at any time by giving written notice to the Board of Directors, the President or the Secretary of the Corporation. Unless otherwise specified in such written notice such resignation shall take effect upon receipt thereof by the Board of Directors or such officer, and the acceptance of such resignation shall not be necessary to make it effective.

SECTION 12. Removal. Any director may be removed with or without cause at any time by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares of stock of the Corporation at a special meeting of the shareholders called for that purpose, and may be removed for cause by action of the Board.

SECTION 13. Compensation. By resolution of the Board of Directors, each director may be paid for his/her expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 14. Contracts. No contract or other transaction between this Corporation and any other corporation shall be impaired, affected or invalidated, nor shall any director be liable in any way by reason of the fact that one or more of the directors of this Corporation is or are interested in, or is a director or officer, or are directors or officers of such other corporations, provided that such facts are disclosed or made known to the Board of Directors, prior to their authorizing such transaction. Any director, personally and individually, may be a party to or may be interested in any contract or transaction of this Corporation, and no directors shall be liable in any way by reason of such interest, provided that the fact of such interest be disclosed or made known to the Board of Directors prior to their authorization of such contract or transaction, and provided that the Board of Directors shall authorize, approve or ratify such contract or transaction by the vote (not counting the vote of any such Director) of a majority of a quorum, notwithstanding the presence of any such director at the meeting at which such action is taken. Such director or directors may be counted in determining the presence of a quorum at such meeting. This Section shall not be construed to impair, invalidate or in any way affect any contract or other transaction which would otherwise be valid under the law (common, statutory or otherwise) applicable thereto.

SECTION 15. Committees. The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they may deem desirable, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board.

SECTION 16. Presumption of Assent. A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his/her dissent shall be entered into the minutes of the meeting or unless he/she shall file written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

                                   ARTICLE IV

                                    OFFICERS

SECTION 1. Number. The officers of the Corporation shall be a President, one or more Vice Presidents, a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors, including a Chairman of the Board. In its discretion, the Board of Directors may leave unfilled for any such period as it may determine any office except those of President and Secretary. Any two or more offices may be held by the same person. Officers may be directors or shareholders of the Corporation.

SECTION 2. Election and Term of Office. The officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his/her successor shall have been duly elected and shall have qualified, or until his/her death, or until he/she shall resign or shall have been removed in the manner hereinafter provided.

SECTION 3. Resignation. Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.

SECTION 4. Removal. Any officer or agent may be removed by the Board of Directors whenever, in its judgment, the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights, and such appointment shall be terminable at will.

SECTION 5. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

SECTION 6. President. The President shall be the principal executive officer of the Corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the
Corporation. He/she shall, when present, preside at all meetings of the shareholders and of the Board of Directors, unless there is a Chairman of the Board, in which case the Chairman will preside. The President may sign, with the Secretary or any other proper officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

SECTION 7. Vice President. In the absence of the President or in event of his/her death, inability or refusal to act, the Vice President shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice President shall perform such other duties as from time to time may be assigned by the President or by the Board of Directors. If there is more than one Vice President, each Vice President shall succeed to the duties of the President in order of rank as determined by the Board of Directors. If no such rank has been determined, then each Vice President shall succeed to the duties of the President in order of date of election, the earliest date having first rank.

SECTION 8. Secretary. The Secretary shall: (a) keep the minutes of the proceedings of the shareholders and of the Board of Directors in one or more minute book provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the president certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the Corporation; and (g) in general perform all duties incident to the office of the Secretary and such other duties as from time to time may be assigned by the President or by the Board of Directors.

SECTION 9. Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation; (b) receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article VI of these Bylaws; and (c) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

SECTION 10. Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he/she is also a director of the corporation.

SECTION 11. Sureties and Bonds. In case the Board of Directors shall so require any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his/her duties to the Corporation, including responsibility for negligence for the accounting for all property, funds or securities of the Corporation which may come into his/her hands.

SECTION 12. Shares of Stock of Other Corporations. Whenever the Corporation is the holder of shares of stock of any other corporation, any right of power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President, any Vice President or such other person as the Board of directors may authorize.

                                    ARTICLE V

                                    INDEMNITY

The Corporation shall indemnify its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Corporation shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article.

                                   ARTICLE VI

                      CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION 1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

SECTION 3. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

SECTION 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

                                   ARTICLE VII

                                 SHARES OF STOCK

SECTION 1. Certificates for Shares. Certificates representing shares of the Corporation shall be in such a form as shall be determined by the Board of Directors. Such certificates shall be signed by the President and by the Secretary or by such other officers authorized by law and by the Board of Directors to do so, and sealed with the corporate seal. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in the case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

SECTION 2. Transfer of Shares. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his/her legal representative, who shall furnish proper evidence of authority to transfer, or by his/her attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes. Provided, however, that upon any action undertaken by the shareholders to elect S Corporation status pursuant to Section 1362 of the Internal Revenue Code and upon any shareholders' agreement thereto restricting the transfer of said shares so as to disqualify said S Corporation status, said restriction on transfer shall be made a part of the Bylaws so long as said agreement is in force and effect.

                                  ARTICLE VIII

                                   FISCAL YEAR

The fiscal year of the Corporation shall begin on the first day of January and end on the thirty first day of December of each year.

                                   ARTICLE IX

                                    DIVIDENDS

The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions as it deems appropriate.
                                    ARTICLE X

                                 CORPORATE SEAL

The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation and the state of incorporation and the words "Corporate Seal".

                                   ARTICLE XI

                                WAIVER OF NOTICE

Unless otherwise provided by law, whenever any notice is required to be given to any shareholder or director of the Corporation under the provisions of these Bylaws or under the provisions of the Articles of Incorporation or under the provisions of the applicable Business Corporation Act, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

                                   ARTICLE XII

                                   AMENDMENTS

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors.

The above Bylaws are certified to have been adopted by the Board of Directors of the Corporation on October 15, 2000.





/s/Norman Gardner

President and Secretary

EX-3.1


                          LASERLOCK TECHNOLOGIES, INC.
                                STOCK OPTION PLAN

     LaserLock Technologies, Inc., a corporation organized and existing under the laws of the State of Nevada (hereinafter referred to as the "Company"), hereby adopts the following Stock Option Plan for certain of Its employees and outside consultants:

1.     PURPOSE.
       -------

     This Stock Option Plan (herein referred to as the "Plan") is intended to advance the interests of the Company by providing employees with an opportunity to acquire a proprietary interest in the Company and an additional incentive to promote its success and to encourage them to remain in the employ of the Company. The Plan is intended to permit stock options granted to employees under the Plan to qualify as incentive stock options, herein referred to as "Incentive Stock Options", under Section 422 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). All options granted under the plan which are not intended to qualify as Incentive Stock Options shall herein be referred to as "Non- Statutory Options". All options granted under the Plan, including Incentive Stock Options, and Non-Statutory Options are referred to as "Options".

2.     ADMINISTRATION  OF  PLAN.
       ------------------------

     The Plan shall be administered by a Stock Option Committee (the "Committee") consisting of directors of the Company who shall be appointed by its Board of Directors. The Committee may adopt rules and regulations from time to time for carrying out the Plan. The interpretation and construction of any provision of the Plan by the Committee shall be final and conclusive, The Committee may consult with counsel, who may be counsel to the Company, and shall not incur any liability for any action taken in good faith in reliance upon the advice of counsel.

3.     ELIGIBILITY.
       ------------

     All employees of the Company and all outside consultants providing services to the Company shall be eligible to have options granted to them. The Committee shall grant Options only to employees of the Company and Company outside consultants  of the  Company who perform  services  of major  importance  in the management, operation end development of the business of the Company, and it shall determine the number of shares to be allocated to each Option. The Company shall effect the grant of Options under the Plan in accordance with determinations made by the Committee pursuant to the provisions of the Plan by execution and delivery of written Instruments in a form approved by the Committee. All persons to whom Incentive Stock Options are granted must be employees of the Company.

4.     STOCK.
       -----

     The Company has authorized the Committee to appropriate and to grant Options for and to issue and sell for the purpose of the Plan an aggregate of 1,500,000 shares of the common stock of the Company. Options to purchase any shares issued pursuant to the Plan that, for any reason expire or are terminated unexercised may be reissued under the Plan. The Company shall not be required to Issue or deliver any certificate for shares of its stock purchased upon the exercise of any part of an Option before (i)completion of any registration or other qualification of such shares under any state or federal law or ruling or regulation of any governmental regulatory body that the Company shall, in its sole discretion, determine is necessary or advisable, or (ii) the Board of Directors shall have been advised by counsel that the issuance of such shares is exempted from any such registration or qualification of such shares. In this regard the Committee shall be able to require the execution of an 'investment letter' in standard form prior to the Issuance of any shares purchased upon the exercise of any part of an Option. Before the granting of any Option hereunder, Optionee must agree that no share of stock transferred to him pursuant to this Plan may be disposed of by him within two (2) years from the date of the granting of the Option nor within one (1) year after the transfer of such share to said Optionee or such Option will not be qualified as an Incentive Stock Option.

5.     TAX  CHARACTER  OF  OPTIONS.
       ---------------------------

     The Committee shall have discretion to designate whether Options shall be Incentive Stock Options or Non-Statutory Options. Subject to the limitations described in Sections 4,11, 16 and 17, all Options granted to employees of Company shall be Incentive Stock Options, unless the Committee determines otherwise.

6.     PRICE.
       ------

     Except as to Options to which the provisions of paragraph 16 and 17 apply, the purchase price of each share of stock covered by an Option granted hereunder shall be equal to the fair market value per share of the Company's common stock on the date the Option Is granted. As to Options to which the provisions of paragraph 16 apply the purchase price of each share of stock covered by such Option granted hereunder shall be at least one hundred ten percent (110%) of the fair market value per share of the Company's common stock on the date the Option is granted. If the stock is traded in the over-the-counter market, such fair market value shall be deemed to be the mean between the asked and the bid prices on such day as reported by the NASD. If the stock is traded on an exchange, such fair market value shall be deemed to be the mean of the high and low prices at which it is quoted or traded on such day on the exchange on which it generally has the greatest trading volume. If the stock is not traded on either an over-the-counter market or on an exchange, the fair market value shall be set by the Committee in good faith based upon all relevant facts and circumstances pursuant to any and all regulations issued by the internal Revenue Service.

7.     DURATION  AND  EXERCISE  OF  OPTIONS.
       ------------------------------------

     A. Except as to Options to which the provisions of paragraph 16 and 17 hereof apply, the Option period shall be ten (10) years or less from the date the Option is granted, and as to Options to which the provisions of paragraph 16 apply, the Option period shall be five (5) years or less from the date the Option is granted, except that either such period shall be reduced with respect to any Option as outlined below in the event of death or termination of employment or retirement of the Optionee; provided that the Committee may, in the case of merger, consolidation, dissolution or liquidation, accelerate the expiration date and the dates on which any part of the Option shall be exercisable for all of the shares covered thereby, but the effectiveness of such acceleration, and any exercise of the Option pursuant thereto in excess of the number of shares for which it would have been exercisable in the absence of such acceleration, shall be conditioned upon the consummation of the merger, consolidation, dissolution or liquidation.

     B. The exercise of any Option and delivery of the optioned shares shall be contingent upon receipt by the Company of the full purchase price in cash.

     C. No Incentive Stock Option may be exercised more than thirty (30) days after termination of employment of the Optionee except as hereinafter provided.

     D. Except as otherwise provided herein, or unless otherwise determined by the Committee, every Option granted hereunder shall, upon its grant, be immediately exercisable. The Committee shall have the right to set any vesting schedule or delay of exercisability it deems appropriate.

     E. Incentive Stock Options granted under the Plan may be exercised, if otherwise timely, (I) within three (3) months after retirement, other than retirement by reason of disability, of the Optionee at or after the age of sixty-five (65) years, if such retirement occurs on or after one year following the grant of any incentive Stock Option hereunder, and (ii) within three (3) months after retirement occurring at any age by reason of disability. In any such case, the Incentive Stock Option may not be exercised for more than the number of shares, if any, as to which if was exercisable by the Optionee immediately before such retirement; provided that if such retirement was by reason of disability, said Option shall in any case be exercisable for at least fifty percent (50%) of the shares covered thereby; and provided further that if such retirement occurred when or after the Optionee attained the age of sixty-five (65) years, said Option shall be exercisable for all of the shares covered thereby.

     F. If an Optionee  shall die while  employed by the Company or within three
(3) months after retirement, such incentive Stock Option may be exercised (to the extent that the Optionee would have been entitled to do so at the date of this death) by the legatees, personal representative or distributees of the Optionee during the balance of the term thereof or within one year of the date of the Optionee's death, whichever is shorter.

     G. if Optionee is at the time of exercise, a person who is regularly required to report his ownership and changes of ownership of the common stock of the Company to the Securities and Exchange Commission and is subject to short swing profit liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934 as the same, or any replacement rule, now exists, or may, from time to time, be amended, then the Optionee may only exercise Options and Release Rights during the period beginning on the third business day and ending on the twelfth business day following the release for publication of quarterly or annual summary statements of sales and earnings. This condition shall be deemed to be satisfied if the specified financial data appears (I) on a wire service, (ii) in a financial news service, (iii) in a newspaper of general circulation, or (iv) is otherwise made publicly available, and shall remain in effect so long as it does not violate the law or any rule or regulation adopted by appropriate governmental authority,

     H. Options may be exercised in whole or in part, but only with respect to whole shares of stock. The Committee shall have the right to set any minimum amount on the number of shares which must be exercised at any one time as it deems appropriate.


8.     NON-TRANSFERABILITY OF OPTIONS.
       -------------------------------

     An Incentive Stock Option, by its terms, shall not be transferable otherwise than by will or by the laws of descent and distribution, and an Incentive Stock Option may be exercised during the lifetime of the Optionee only by him.

9.     EFFECT  OF  STOCK  DIVIDENDS,  ETC.
       ----------------------------------

     The Committee shall make appropriate adjustments in the price of the shares and the number allotted or subject to allotment if there are any changes in the common stock of the Company by reason of stock dividends, stock splits, reverse stock splits, recapitalizations, mergers or consolidations.

10.     REORGANIZATION.
        --------------

     If (a) the Company is merged or consolidated with another corporation and the Company is not the surviving corporation, (b) all or substantially all of the property is acquired by another corporation, or (o) the Company is reorganized, then the Company, or the corporation assuming the obligations of the Company, shall by action of its Board of Directors either:


          (i) make equitable provisions so that the excess of the aggregate fair market value of the shares subject to the Stock Options over the option price of such shares immediately after the merger, consolidation or reorganization of the Company, is equivalent to the excess of the aggregate fair market value of the shares subject to such Stock Options over the option price of such shares immediately before such merger, consolidation or reorganization of the Company, or

          (ii) give written notice to the employee that the Options shall be terminated if they are not exorcised within a prescribed period after the date of such notice.


11.     LIMITATIONS  ON  INCENTIVE  STOCK  OPTIONS.
        ------------------------------------------

     The aggregate fair market value (determined at the time of grant) of stock for which an employee may exercise Incentive Stock Options under all plans of the Company shall not exceed $1O0,000 per calendar year. If any employee shall have the right to exercise any Options in excess of $100,000 during any calendar year, the options in excess of $100,000 shall be deemed not to be Incentive Stock Options.

12     EXPIRATION  AND  TERMINATION  OF  THE  PLAN.
       -------------------------------------------

     Options may be granted under the Plan at any time until the Plan is terminated by the Board of Directors of the Company or until such earlier date when termination of the Plan shall be required by applicable low. If not sooner terminated, the Plan shall terminate automatically on that date which is ten years from the earlier of the date on which the Plan was originally approved by the shareholders of the Company or the date on which this' Plan was adopted.

13.     AMENDMENTS.
        ----------

     The Board of Directors of the Company may from time to time make such changes in and additions to the Plan as it may deem proper; provided that no change shall be made that increases (except pursuant to Section 9) the total number of shares covered by the Plan or effects any change in who may receive Options under the Plan or materially Increases the benefits accruing to Optionees hereunder unless such change Is authorized by the holders of the common stock of the Company. Notwithstanding the foregoing, the Board of Directors of the Company may amend the Plan, without stockholder approval, to the extent necessary to cause Incentive Stock Options granted under the Plan to meet the requirements of Section 422 of the Internal Revenue Code.

14.     INTERPRETATION.
        --------------

     The terms of this Plan concerning Incentive Stock Options are subject to all present and future regulations and rulings of the Secretary of the Treasury or his delegate relating to the qualification of Incentive Stock Options under
Section 422 of the Internal Revenue Code. If any provision of the Plan conflicts with any such regulation or ruling, then that provision of the Plan shall be void and of no effect.

15.     EFFECTIVE  DATE  OF  THE  PLAN.
        ------------------------------

     This Plan shall become effective April 1, 2000, having been approved by shareholders and adopted by the Board of Directors.

16.     TEN  PERCENT OR  GREATER  SHAREHOLDERS.
        -------------------------------------

     Anything to the contrary contained herein notwithstanding, no incentive Stock Option shall be granted hereunder to any individual, if at the time such Incentive Stock

Option is granted, such individual owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of Company or its parent or subsidiary corporations, unless at the time such option is granted the option price is at least one hundred ten percent (110%) of the fair market value of the stock subject to the option and such option by its terms is not exercisable after the expiration of five (5) years or less from the date of such option is granted. Any option which does not comply with the terms of this paragraph shall be deemed not to be an Incentive Stock Option.

17.     Non-Statutory Options
        ----------------------

     The Committee shall have the right to determine, subject to approval of the Board of Directors, the rights and terms of all Non-Statutory Options, including price, duration, transferability and limitations on exercise.

                              LASERLOCK TECHNOLOGIES, INC.


                           By:
                                ----/s/Norman Gardner-----------------
                                     Norman Gardner,  President









                          LASERLOCK TECHNOLOGIES, INC.

                             STOCK OPTION AGREEMENT
                                     [FORM]

     This LaserLock Technologies, Inc. Stock Option Agreement (the "Agreement"), by and between LaserLock Technologies, Inc., a Nevada corporation (the "Company"), and _______________ ("Optionee"), is made effective as of this day of ______________, 200__.

                                    RECITALS

     1. Pursuant to the LaserLock Technologies, Inc. 2000 Stock Option Plan (the "Plan"), the Board of Directors of the Company (the "Board") has authorized the grant of an option to purchase common stock of the Company ("Common Stock") to Optionee, effective on the date indicated above, thereby allowing Optionee to acquire a proprietary interest in the Company in order that Optionee will have further incentive for continuing his or her employment by, and increasing his or her efforts on behalf of, the Company or an Affiliate of the Company.

     2. The Company desires to issue a stock option to Optionee and Optionee desires to accept such stock option on the terms and conditions set forth below.

     NOW THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:


                                    AGREEMENT

     1.     Option  Grant.  The  Company  hereby  grants  to  the Optionee, as a
            -------------
separate incentive and not in lieu of any fees or other compensation for his or her services, an option to purchase, on the terms and conditions hereinafter set forth, all or any part of an aggregate of ____________________ (________________) shares of authorized but unissued shares of Common Stock, at the Purchase Price set forth in paragraph 2 of this Agreement.

     2.     Purchase  Price.  The  Purchase Price per share (the "Option Price")
            ---------------
shall be $_________, which is not less than ___________________________  percent
(___%) of the fair market value per share of Common Stock on the date hereof. The Option Price shall be payable in the manner provided in paragraph 9 below.

     3.     Adjustment.  The number and class of shares specified in paragraph 1
            ----------
above, and the Option Price, are subject to appropriate adjustment in the event of certain changes in the capital structure of the Company such as stock splits, recapitalizations and other events which alter the per share value of Common Stock or the rights of holders thereof. In connection with (i) any merger, consolidation, acquisition, separation, or reorganization in which more than fifty percent (50%) of the shares of the Company outstanding immediately before such event are converted into cash or into another security, (ii) any dissolution or liquidation of the Company or any partial liquidation involving fifty percent (50%) or more of the assets of the Company, (iii) any sale of more than fifty percent (50%) of the Company's assets, or (iv) any like occurrence in which the Company is involved, the Company may, in its absolute discretion, do one or more of the following upon ten days' prior written notice to the
Optionee:  (a) accelerate any vesting  schedule to which this option is subject;
(b) cancel this option upon payment to the Optionee in cash, to the extent this option is then exercisable, of any amount which, in the absolute discretion of the Company, is determined to be equivalent to any excess of the market value (at the effective time of such event) of the consideration that the Optionee would have received if this option had been exercised before the effective time over the Option Price; (c) shorten the period during which this option is exercisable (provided that this option shall remain exercisable, to the extent otherwise exercisable, for at least ten days after the date the notice is given); or (d) arrange that new option rights be substituted for the option rights granted under this option, or that the Company's obligations under this option be assumed, by an employer corporation other than the Company or by a parent or subsidiary of such employer corporation. The actions described in this paragraph 3 may be taken without regard to any resulting tax consequence to the Optionee.


[OPTIONAL  FOUR  YEAR  VESTING]
     4.     Option Exercise.  Commencing on the date one (1) year after the date
            ---------------
of this Agreement the right to exercise this option will accrue as to one-fourth ( ) of the number of shares subject to this option. Thereafter, the right to exercise the remainder of this option will accrue in twelve (12) equal quarterly installments. Shares entitled to be, but not, purchased as of any accrual date may be purchased at any subsequent time, subject to paragraphs 5 and 6 below. The number of shares which may be purchased as of any such anniversary date will be rounded up to the nearest whole number. No partial exercise of the option may be for an aggregate exercise price of less than One Hundred Dollars ($100). In order to exercise any part of this option, Optionee must agree to be bound by the Company's Shareholder Buy-Sell Agreement, if any, existing at the time of the exercise of this Option.

     5.     Termination of Option.  The right to exercise this option will lapse
            ---------------------
in four (4) equal installments of the number of shares subject to this option on each of the sixth, seventh, eighth, and ninth anniversaries of the effective date of this Agreement. Notwithstanding any other provision of this Agreement, this option may not be exercised after, and will completely expire on, the close of business on the date ten (10) years after the effective date of this Agreement, unless terminated sooner pursuant to paragraph 6 below.

     6.     Termination  of  Employment.  In  the  event  of  termination  of
            ---------------------------
Optionee's employment with the Company for any reason, this option will terminate three (3) months after the date of the termination of Optionee's employment, unless terminated earlier pursuant to paragraph 5 above. However,
(i) if termination is due to the death of Optionee, the Optionee's estate or a legal representative thereof, may at any time within and including six (6) months after the date of death of Optionee, exercise the option to the extent it was exercisable at the date of termination; or (ii) if termination is due to Optionee's "disability" (as determined in accordance with Section 22(e)(3) of the Internal Revenue Code), Optionee may, at any time, within one (1) year following the date of this Agreement, exercise the option to the extent it was exercisable at the date of termination. If the Optionee or his or her legal representative fails to exercise the option within the time periods specified in this paragraph 6, the option shall expire. The Optionee or his or her legal representative may, on or before the close of business on the earlier of the date for exercise set forth in paragraph 5 or the dates specified in paragraph 4 above, exercise the option only to the extent Optionee could have exercised the option on the date of such termination of employment pursuant to paragraphs 4 and 5 above.

     7.     Repurchase  Option  of  Company.  Pursuant  to  Section 6.1.8 of the
            -------------------------------
Plan, in the event of termination of Optionee's employment with the Company for any reason, the Company shall have an option to repurchase ("Repurchase Option") any Common Stock owned by the Optionee or his or her heirs, legal representatives, successors or assigns at the time of termination, or acquired thereafter by any of them at any time, by way of an option granted hereunder. The Repurchase Option must be exercised, if at all, by the Company within ninety
(90) days after the date of termination upon notice ("Repurchase Notice") to the Optionee or his or her heirs, legal representatives, successors or assigns, in conformance with paragraph 13 below. The purchase price to be paid for the shares subject to the Repurchase Option shall be the average trading price for the shares of common stock of the Company over a thirty (30) day period prior to the delivery of the Repurchase Notice. Any shares issued pursuant to an exercise of an option hereunder shall contain the following legend condition in addition to any other applicable legend condition:

     THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO REPURCHASE PROVISIONS IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE SHAREHOLDER, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

                                        2

     8.     Transferability.  This  option will be exercisable during Optionee's
            ---------------
lifetime only by Optionee. Except as otherwise set forth in the Plan, this option will be non-transferable.

     9.     Method  of Exercise.  Subject to paragraph 10 below, this option may
            -------------------
be exercised by the person then entitled to do so as to any shares which may then be purchased by delivering to the Company an exercise notice in the form attached hereto as Exhibit A and:
                      ----------

          (a) full payment of the Option Price thereof (and the amount of any tax the Company is required by law to withhold by reason of such exercise) in the form of:

               (i)     cash  or  readily  available  funds;  or

               (ii) delivery of Optionee's promisory note (the "Note") substantially in the form attached hereto as Exhibit B in the amount of the
                                                  ---------
aggregate Option Price of the exercised shares together with the execution and delivery by the Optionee of the Security Agreement attached hereto as Exhibit C;
                                                                      ---------
or

               (iii) a written request to Net Exercise, as defined in this paragraph 9(a)(iii). In lieu of exercising this Option via cash payment or promissory note, Optionee may elect to receive shares equal to the value of this Option (or portion thereof being canceled) by surrender of Options at the principal office of the Company together with notice of election to exercise by means of a Net Exercise in which event the Company shall issue to Optionee a number of shares of the Company computed using the following formula:

                    X  =    Y  (A-B)
                            --------
                               A

where X is the number of shares of stock to be issued to Optionee; Y is the number of shares purchasable under this Option; A is the fair market value of the stock determined in accordance with Section 6.1.12 of the Plan; and B is the Option Price as adjusted to the date of such calculation.

          (b) payment of any withholding or employment taxes, if any.

The Company will issue a certificate representing the shares so purchased within a reasonable time after its receipt of such notice of exercise, payment of the Option Price and withholding or employment taxes, and execution of any other appropriate documentation, with appropriate certificate legends.

     10.     Securities  Laws.  The  issuance of shares of Common Stock upon the
             ----------------
exercise of the option will be subject to compliance by the Company and the person exercising the option with all applicable requirements of federal and state securities and other laws relating thereto. No person may exercise the option at any time when, in the opinion of counsel to the Company, such exercise is permitted under applicable federal or state securities laws. Nothing herein will be construed to require the Company to register or qualify any securities under applicable federal or state securities laws, or take any action to secure an exemption from such registration and qualification for the issuance of any securities upon the exercise of this option.

     11.     No Rights as Shareholder.  Neither Optionee nor any person claiming
             ------------------------
under or through Optionee will be, or have any of the rights or privileges of, a shareholder of the Company in respect of any of the shares issuable upon the exercise of the option, unless and until this option is properly and lawfully exercised.

     12.     No  Right  to Continued Employment.  Nothing in this Agreement will
             ----------------------------------
be construed as granting Optionee any right to continued employment. EXCEPT AS THE COMPANY AND OPTIONEE WILL HAVE OTHERWISE AGREED IN WRITING, OPTIONEE'S EMPLOYMENT WILL BE TERMINABLE BY THE COMPANY, AT WILL, WITH OR WITHOUT CAUSE FOR ANY REASON OR NO REASON. Except as otherwise provided in the Plan, the Board in its sole discretion will determine whether any leave of absence or interruption in service (including an interruption during military service) will be deemed a termination of employment for the purpose of this Agreement.

                                        3

     13.     Notices.  Any  notice to be given to the Company under the terms of
             -------
this Agreement will be addressed to the Company, in care of its Secretary, at its executive offices, or at such other address as the Company may hereafter designate in writing. Any notice to be given to Optionee will be in writing and delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, addressed to Optionee at the address set forth beneath Optionee's signature in writing. Any such notice will be deemed to have been duly given where deposited in a United States post office in compliance with the foregoing.

     14.     Non-Transferrable.  Except  as otherwise provided in the Plan or in
             -----------------
this Agreement, the option herein granted and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise). Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this option, or of any right or upon any attempted sale under any execution, attachment or similar process upon the rights and privileges conferred hereby, this option will immediately become null and void.

     15.     Successor.  Subject to the limitation on the transferability of the
             ---------
option contained herein, this Agreement will be binding upon and inure to the benefit of the heirs, legal representatives, successors and assigns of the parties hereto.

     16.     Nevada  Law.  This  Agreement will be governed by and construed
             ---------------
in  accordance  with  the  laws  of  the  State  of  Nevada.

     17. Type of Option. The option granted in this Agreement:
             ----------------

     [ ] Is intended to be an Incentive Stock Option ("ISO") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

     [ ]     Is  a  non-qualified  Option  and  is  not  intended  to be an ISO.

     18.     Plan  Provisions  Incorporated by Reference.  A copy of the Plan is
             -------------------------------------------
attached hereto as Exhibit "A" and incorporated herein by this reference. In the case of conflict between any provision in this Agreement and any provision in the Plan or a Shareholder Buy-Sell Agreement, if any, the terms of this Agreement shall prevail. In the case of conflict between any provision in the Plan and a provision in a Shareholders Buy-Sell Agreement, if any, the terms of the Plan shall prevail.

     19.     Term.  Capitalized  terms  used  herein,  except  as  otherwise
             ----
indicated, shall have the same meaning as those terms have under the Plan.

                                        4

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year written below.

COMPANY:                         LASERLOCK TECHNOLOGIES, INC.

                              By:________________________________

                              Title:_____________________________

OPTIONEE:                     ___________________________________
                              (print name)

                              -----------------------------------
                              (signature)

                              Address:___________________________

                              -----------------------------------

EX-3.2


                                  STOCK OPTION

VOID AFTER 3:30 P.M.       OPTION FOR PURCHASE OF SHARES
______________, 2000                   OF
                                 LASERLOCK, INC.

                             (A Nevada Corporation)

Option for _____________ Shares                      Option Number 100__


THIS  CERTIFIES  that  ___________________________________________  (hereinafter called the "Holder"), for value received and subject to the provisions set forth herein, is entitled to purchase from LASERLOCK, INC. (hereinafter called the "Corporation") the number of fully paid and non-assessable shares of common Stock (no par value per share) ("Shares") of the Corporation from issuance through a period ending five years from the date of issuance, at a price of $ ______ per Share, subject to certain adjustments, however, as to the number of Shares purchasable and the purchase price, all as more fully set forth in the STATEMENT OF OPTION RIGHTS available from the Company. This Option may be exercised by the Holder hereof (but only on the conditions set forth herein and in the STATEMENT OF OPTION RIGHTS) as to the whole or any lesser number of whole Shares covered hereby, upon surrender of this Option with the subscription form attached duly executed, to the Corporation at its principal office, 837 Lindy Lane, Bala Cynwyd, PA 19004, or such other address as the Corporation may have at the time of exercise, or may designate by notice in writing to the registered holder hereof, at any time within the exercise period, accompanied by payment of said purchase price (such surrender and payment being hereinafter referred to as the exercise of this Option). If this Option is exercised in respect of less than all of the Shares covered hereby, the Holder shall be entitled to receive a new Option covering the number of Shares in respect of which this Option shall not have been exercised.

The number of Shares which will be received upon the exercise of this Option is subject to modification and adjustment upon the happening of certain events specified in the STATEMENT OF OPTION RIGHTS provided, however, that as more particularly set forth herein, the Corporation shall not be required to issue any fractional Shares in connection with the exercise of this warrant.

This Option is issued subject to the condition, and every Holder hereof, by accepting the same, agrees with any subsequent Holder hereof and with the Corporation that this Option and all rights hereunder are issued and shall be held subject to all of the terms, conditions, limitations and provisions set forth in the STATEMENT OF OPTION RIGHTS, the terms and provisions of which are incorporated herein by reference.


This Option does not confer upon the Holder hereof any rights whatsoever as a stockholder of the Corporation. Upon the exercise of this Option, the subscription form annexed hereto must be duly executed and the accompanying instructions for registration of Shares filled in.

IN WITNESS WHEREOF, the Corporation has caused this Option to be issued and authenticated by the signatures of its President and its Secretary and its corporate seal to be affixed hereon.



                                 LASERLOCK, INC.


                                                     By:
                                                        NORMAN GARDNER
                                 President
 ATTEST:


                           Secretary

                                FORM OF EXERCISE


(To be executed by the registered Holder desiring to exercise the right to purchase Shares evidenced by the within Option.)

         The undersigned hereby exercises the right to purchase
                Shares evidenced by the within Option according to the terms and conditions thereof and herewith makes payment of the purchase price in full. Kindly issue all Shares in accordance with the instructions given below. Instructions for registration of Shares:



Name (Please print in block letters)


Signature                                      Date


Street


City


State                     Zip Code

                           STATEMENT OF OPTION RIGHTS

1.       Exercise of option

         A option may be exercised by surrendering it at the principal office of the corporation or its transfer agent, Interwest Transfer Co., 1981 E. Murray Holladay Rd., P.O.B. 17136, Salt Lake City, Utah 84117, or such other address as the Corporation may designate by notice in writing to the registered Holder hereof, with the subscription form attached to this Option duly executed, and by paying in full lawful money of the United States, the purchase price for each share of the Corporation as to which the Option is exercised and any applicable taxes. As soon as practicable after the exercise of any Option, the Corporation shall issue to or upon the order of the Holder of such Option a certificate or certificates for the number of fully paid and non-assessable full Shares to which he is entitled, registered in such name or names as may be directed by him, and shall deliver such certificate or certificates to or upon the order of such Holder. Each person in whose name any certificate for Shares is issued shall, for all purposes, be deemed to have become the holder of record of such Shares on the date on which the Option was surrendered and payment of the purchase price and any applicable taxes, was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Corporation are closed, such person shall be deemed to have become the Holder of such Shares at the close of business on the next preceding date on which the stock transfer books are open.

2.       Fractional Shares

         The Corporation shall not be required to issue fractional Shares upon exercise of Options. If, by reason of any change made in the number of Shares purchasable upon the exercise of Options pursuant to the terms hereof, the Holder of any Option would be entitled, upon the exercise of any rights, evidenced thereby, to receive a fractional interest in a Share, such Holder shall only be entitled to receive from the Corporation an amount in cash equal to the current market value of such fractional interest.

3.       Adjustments of Number of Shares Purchasable

         (a) In case the Corporation shall, while this Option remains in force, effect a recapitalization of such character that the Shares covered hereby shall be changed into or become exchangeable for a larger or smaller number of Shares, then thereafter, the number of Shares of the Corporation which the Holder hereof shall be entitled to purchase hereunder, shall be increased or decreased, as the case may be, in direct proportion to the increase or decrease in the number of Shares of the Corporation, by reason of such recapitalization, and the purchase price hereunder, per Share, of such recapitalized Shares shall in the case of an increase in the number of Shares be proportionately reduced, and in the case of a decrease in the number of Shares be proportionately increased.
         (b) In case the Corporation shall, at any time prior to the exercise of a Option, consolidate or merge with, or shall transfer its property as an entirety to, or substantially as an entirety to, any other corporation, the Holder of a Option who thereafter exercises the same as herein provided shall be entitled to receive, for the purchase price per Share stated in the Option, that number of shares or other securities or property of the corporation resulting from such consolidation or merger or transfer to which each Share deliverable upon exercise of the Option would have been entitled, upon such consolidation or merger or transfer, had the Holder of such Option exercised his right to purchase and had said Share been issued and outstanding, and had such Holder been the holder of record of such Share at the time of such event.

         (c) In case the Corporation shall at any time prior to the exercise of a option make any distribution of its assets to holders of its Common Stock by liquidating or partial liquidating dividend or by way of return of capital, or other than as a dividend payable out of earnings or any surplus legally available for dividends under the laws of the State of Nevada, then the Holder of a option who thereafter exercises the same as herein provided after the date of record for the determination of those holders of Common Stock entitled to such distribution of assets, shall be entitled to receive for the purchase price, in addition to each Share, the amount of such assets (or at the option of the Corporation a sum equal to the value thereof at the time of such distribution to holders of Common Stock as such value is determined by the Board of Directors of the Corporation in good faith) which would have been payable to such Holder had he been the holder of record of such Share receivable upon exercise of such Option on the record date for the determination of those entitled to such distribution.

         (d) In case of the dissolution, liquidation or winding-up of the Corporation, all rights under the Options shall terminate on a date fixed by the Corporation, such date so fixed to be not earlier than the date of the commencement of the proceedings for such dissolution, liquidation or winding-up and not later than thirty days after such commencement date. In any such case of termination of purchase rights the Corporation shall give notice of such termination date to the registered Holder hereof.

4.       Notice of Adjustment

     Upon any adjustment of the purchase price and/or any increase or decrease in the number of Shares purchasable upon the exercise of this option, then, and in each case, the Corporation, within 30 days thereafter, shall give written notice thereof, by first class mail, postage prepaid, addressed to the registered Holder of this Option at the address of such Holder as shown on the books of the Corporation which notice shall state the adjusted purchase price and/or the increased or decreased number of shares purchasable upon the exercise of this Option, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

5.       Title to Option

         Transfers as provided above may be made at the principal office of the Corporation by the Holder in person or by duly authorized attorney, upon surrender of this Option properly endorsed. Until transfer hereof on the books of the Corporation, the Corporation may treat the registered Holder as the owner hereof for all purposes, any other claims of any other persons to the contrary notwithstanding. Upon receipt by the Corporation of evidence reasonably satisfactory to it, and upon reimbursement to the Corporation of all reasonable expenses incidental thereto, and surrender and cancellation of this Option if mutilated, the Corporation will make and deliver a new option of like tenor, in lieu of this Option.

6.       Option Holder Has No Rights as Stockholder

         The Holder of this option shall not, by reason of the ownership or possession of the option, have any rights whatsoever as a stockholder of the Corporation or any rights whatsoever except the rights stated in this STATEMENT OF OPTION RIGHTS.

         No provisions of this Option and no right or option granted or conferred hereunder shall in any way limit, affect or abridge the exercise by the Corporation of any of its corporate rights or powers to recapitalize, amend its Certificate of Incorporation, reorganize, consolidate, or merge with or into another corporation, or transfer all or any part of its property or assets, or the exercise of any other of the corporate rights and powers of the Corporation.

7.       Reservation of Shares

         The Corporation shall at all times reserve and keep available, out of its authorized and unissued capital stock, solely for the purpose of providing for the exercise of the Options then outstanding and in effect, such number of shares of Common Stock as shall, from time to time be sufficient for the exercise of the Options. The Corporation shall, from time to time, in accordance with the laws of the State of Nevada, increase the authorized amount of its capital stock if at any time the number of shares of Common Stock remaining unissued and unreserved for other purposes shall not be sufficient to permit the exercise of all Options then outstanding and in effect.

EX-6.1

Employment Agreement with Norman Gardner


     AGREEMENT dated this _13_ day of October, 2000, between LaserLock Technologies, Inc., a Pennsylvania corporation (hereinafter the "Company") having its principal place of business 837 Lindy Lane, Bala Cynwyd, PA 19004, and Norman A. Gardner (hereinafter the "Employee").

     WHEREAS, the Company desires to acquire the continued services of Employee because of his special knowledge and skills; and,

     WHEREAS, Employee desires to continue be employed by the Company upon the end of the period of his current employment contract;

     NOW, THEREFORE, in consideration of the foregoing, ten dollars paid in hand, and other good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, the following is agreed:

 1.  DUTIES.

     The Company hereby employs Norman Gardner as President, having such powers and duties commensurate with that position as set forth from time to time by the Board of Directors (the "Board") in the By-Laws of the Company. Employee shall devote substantially all of his time and best efforts to the Business of the Company. During the term of this Agreement, Employee shall not become employed by any other Company actively involved in the fields of anti counterfeiting and anti diversion activating systems, and all inventions developed by Employee during the term of this Agreement relating to such fields, whether or not patentable, shall belong to Company.


 2.  COMPENSATION.

     As compensation for his services to the Company, in whatever capacity rendered, the Company shall pay to Employee monthly $7,500(US) per month commencing January 1, 2001, and on the first day of each succeeding month until December 31, 2004. This salary shall be paid over the term of this Agreement which is four years. On a percentage basis this increase shall be equal to the percentage of increase in the consumer price index for the Philadelphia Metropolitan Area.

     In addition, Employee shall be entitled to the following: 1) company paid life insurance equal to twice Employee's annual salary; 2) medical insurance coverage, including major medical and dental coverages equivalent to that provided to other key employees of the Company; 3) such disability coverage as is maintained on other key employees, 4) a leased automobile suitable for conducting the business of the Company, 5) non-statutory options to purchase 250,000 shares of the Company's common stock at $0.17 per share and 250,000 shares of the Company's common stock at $0.35 per share, all of which shall vest upon the execution of this contract, and, 6) the Company will reimburse Employee for Employee's disbursements in use of the vehicle for Company's business.

     Employee shall be entitled to four weeks of vacation per year, five sick days and three personal days, all of which shall be accumulated if not taken. No cash compensation shall be paid for sick or personal days not taken. Additionally, Employee shall be entitled to all holidays provided to other key employees of the Company.

 3.  EXPENSES

     The Employee may incur reasonable expenses for promoting the business of the Company, including expenses for travel, entertainment and similar items. The Company will reimburse the Employee for all such expenses upon the presentation by the Employee, from time to time, of an itemized account justifying such expenditures. Such reimbursement shall be provided within 10 working days of such presentation by Employee. To facilitate Employee's performance the Company will issue to Employee a company credit card, when available.

 4.  RESERVED

5.  NOTICE

     Any notice required to be given pursuant to the provisions of this Agreement shall be in writing and by registered mail, and mailed to the parties at the following addresses:

         COMPANY:    c/o Jay Hait, Esq. 318 Briarcliffe Rd., Teaneck, NJ 07666

         EMPLOYEE: at his last known residence.

 6.  RESERVED

7.  TERMINATION

         This Agreement may be terminated in any one of the following manners:
1. The death of Employee; 2. The failure of the Company, as evidenced by filing under the Bankruptcy Act for liquidation, or the making of an assignment for the benefit of creditors; or, 3. An uncured material breach of this Agreement or the Assignment and Non- Disclosure Agreement executed between the Company and the Employee; provided however that before either Agreement may be terminated for material breach, the non-breaching party shall give prior written notice and shall provide the party in breach with at least twenty (20) business days in which to cure.

8.  APPLICABLE LAW

     This Agreement shall be governed by the laws of the State of Pennsylvania and shall be enforceable only in a court of competent jurisdiction in the State of Pennsylvania If any provision of this Agreement is declared void, such provision shall be deemed severed from this Agreement, which shall otherwise remain in full force and effect.

9.  BINDING EFFECT

     This Agreement shall have binding effect upon the parties hereto, when approved by the Board, and upon their respective personal representatives, legal representatives, successors and assigns. Any waiver of any breach of this Agreement shall be made in writing and shall be applicable only to such breach and shall not be construed to waive any subsequent or prior breach other than the specific breach so waived.

10.  SUPERSEDES EARLIER AGREEMENTS

     This Agreement supersedes all earlier agreements between the Employee and the Company with respect to Employee's employment by the Company. Before the end of this Agreement, Company and Employee shall endeavor in good faith to negotiate an employment agreement for the period commencing January 1, 2001, appropriate for a senior executive in Employee's position.

     IN WITNESS WHEREOF, the parties have executed this Agreement the date first written above.

LASERLOCK TECHNOLOGIES, INC.

 By:___/s/Michael J. Prevot________
         Michael J. Prevot, Director


--Norman Gardner--------
Norman Gardner

EX-10.1

Accountant's Consent


Consent of Independent Accountants

We consent to the inclusion in this registration statement on Form 10-SB of our report dated January 6, 2000, except for notes 2, 5, 7 and 8 of which the date is November 3, 2000 on our audit of the financial statements of LaerLock Technologies, Inc. as of December 31, 1999 and for the period November 10, 1999 (date of inception) to December 31, 1999.

We also consent to the reference of our firm as independent accountants.

/s/ Smart & Associates, LLP
Philadelphia, PA
November 8, 2000